
McCORMICK

McCORMICK 125 YEARS The Flavor of Together

The Flavor of Together

2013 ANNUAL REPORT


Bee Brand
ROOT BEER
A REFRESHING NON-ALCOHOLIC BEVERAGE
McCORMICK & CO.
BALTIMORE, MD. U.S.A.

SCENT

In 1889, a new chapter in flavor began when Willoughby McCormick knocked on doors selling his products from his fledgling business in Baltimore, Maryland. One of those first products was root beer extract. From that modest start grew a global leader in flavor. The same year, one thousand miles to the south in New Orleans, Emile Zatarain started his own flavorful enterprise—also selling root beer extract. Fittingly, this year's annual report has the sweet scent of root beer.

CONTENTS:

McCormick 125 YEARS The Flavor of Together

McCormick employees around the world are coming together in 2014 to celebrate the company's 125th anniversary. As you read this year's annual report, we invite you to discover some of our history of flavor innovation and see how we have positioned our growing business for continued success.

>10,000 employees

In 2013, we employed more than 10,000 people globally. Company sales generated per employee rose to approximately $400,000 from $150,000 25 years ago.

10%/90%

While our products might be just 10% of the cost of your meal, they often deliver 90% of the flavor.

>125 countries & territories

Through a robust distribution network, our brands reach more than 125 countries and territories worldwide.

9 of top 10

Globally, our industrial business serves 9 of the top 10 food and beverage companies and 9 of the top 10 foodservice restaurant chains.

1.25 million stories

To mark our 125th anniversary, we set a goal to collect 1.25 million stories about how flavor unifies and defines us from people all over the world. Share yours and we will donate $1 up to $1.25 million to the United Way.



Many of our top brands have a strong heritage.

131 years Club House	125 years Zatarain's	56 years billy bee
51 years Ducros	42 years Vahiné	97 years Aeroplane
76 years Lawry's	173 years Schwartz	75 years Old Bay



We have grown sales more than 80% in the past decade. For the past five years, we have achieved 5% compound annual sales growth.


Sales
(dollars in billions)
$2.53 $2.59 $2.72 $2.92 $3.18 $3.19 $3.34 $3.70 $4.01 $4.12
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013


McCORMICK



Globally, packaged herbs and spices are a $10 billion retail category. McCormick's 21% share is four times that of the next largest competitor.


2013
Global Category
Share
McCormick
Competitor A
Competitor B
Competitor C
All Others
Source: Euromonitor International

We have increased our dividend in each of the past 28 years and paid dividends every year since 1925.


Dividends Paid
Per Share
1986–2013
$1.36
$0.01



McCORMICK

Since 1889, McCormick's Passion For Flavor™ has been part of bringing friends and family together around food. Flavor both unites us and defines our uniqueness. Flavor creates memories and new experiences. And, in 2013, more people than ever experienced the flavor of together through McCormick products—from Aeroplane® to Zatarain's®—as we expanded our portfolio of brands, increased sales, achieved record cash flow, and created momentum for future growth.

Fellow Shareholders,



Alan D. Wilson, Chairman, President & Chief Executive Officer (r), meets with Dr. Hamed Faridi, Chief Science Officer (l) in one of McCormick's state-of-the-art flavor innovation centers.

McCormick celebrates our 125th anniversary in 2014. This is a great time to reflect on what elements have contributed to our success, as well as look ahead to future growth opportunities. Our theme for this anniversary year is the Flavor of Together. As people around the world explore new tastes, new dining experiences and new ways to make healthy choices, we see the important role flavor—and McCormick as a global flavor leader—plays in bringing people together around food. We are honored to be part of these moments. And, we are proud of our people throughout the company who are committed to continuing our great heritage of innovation, collaboration and trust as we forge ahead for the next 125 years of success...together.

In 2013, McCormick people around the world made significant progress with our initiatives to grow sales and to improve productivity through our Comprehensive Continuous Improvement program—CCI. This progress was made despite a slow recovery from the recession in most of our developed markets and a slowdown in economic growth in many emerging markets. McCormick is succeeding in this environment through our increased connectedness to our consumers, which allows us to better align our innovation pipeline and marketing efforts with what consumers want today and beyond. In addition, through these insights, we are pursuing the most promising growth opportunities across our broad range of products, customers and geographic regions.

Performance. In 2013, McCormick delivered higher sales and record cash flow, demonstrating the resiliency of our business. Additionally, we managed through a period of weaker demand for industrial products in certain markets and effectively navigated some significant headwinds.

We grew net sales 3%. This result was led by a 5% increase in sales of our consumer business. We grew sales of our leading brands through pricing actions, the development and introduction of new products and effective brand marketing. In addition, we significantly expanded our consumer business in China with an acquisition. Sales declined 1% for our industrial business. While we had strong results in several developed markets and expanded our business in emerging markets, our growth was limited by lower demand this period from quick-service restaurants in the United States and China.

We reported operating income of $551 million, which included 2013 charges related to reorganization activities in our Europe, Middle East and Africa region (EMEA) and a voluntary pension settlement. Excluding these items, adjusted operating income rose to $591 million with higher sales and $63 million of CCI cost savings, well ahead of our initial goal of at least $45 million for 2013. As a result of these savings, we were able to increase our investment in brand marketing support by $10 million and more than offset headwinds from higher material costs and a $20 million increase in retirement benefit expenses.

Shareholder Return

McCormick
S&P food group
S&P 500


12%
11%
8%

McCormick's 10-year total shareholder return has increased at a double-digit rate, outpacing the S&P 500 Stock Index and S&P 500 food group.

In 2013, our earnings per share was $2.91. Excluding the 2013 charges, adjusted earnings per share rose to $3.13 from $3.04 in 2012, despite the significant increase in retirement benefit expense. We generated $465 million of cash flow and returned a record $357 million of cash to our shareholders through dividends and share repurchases. We also funded the $142 million acquisition of Wuhan Asia Pacific Condiments and other strategic capital expenditures, such as the expansion of our manufacturing capacity in Eastern Europe and China.

Growth.

McCormick is uniquely positioned to meet the growing demand for more flavorful foods in markets around the world.

Globally, sales of packaged herbs and spices are a $10 billion retail category and are projected to increase another $1 billion by 2017. In a recent U.S. survey, more than half the consumers said that cooking with spices is quick and easy. Another survey underscored the importance of taste, as taste continues to be the top reason why people choose a particular food, ranking ahead of convenience and price.

Across our consumer and industrial businesses, McCormick provides the flavor for meals prepared at home, served in restaurants or intended as a satisfying quick snack. Within our product portfolio, we provide everything from value-priced store brands to gourmet items, such as the line of 23 new premium spices and seasonings launched this year in France under our market-leading Ducros brand. Given the breadth of our company's products and innovations, we believe that each day you are likely to enjoy food flavored by McCormick.

At McCormick, we are at the leading edge of food trends and are investing in product development capabilities connected to our flavor, sensory and culinary knowledge leadership. In addition, we share our expertise with our customers and consumers around the world through our Flavor Forecast, which highlights food trends we expect to see in the near future.

With the growing demand for flavor throughout the world, McCormick is well positioned for growth, especially given our breadth of products and category leadership. In the past five years, we have increased sales at a 5% compound annual growth rate, which is in line with our long-term goal to achieve 4% to 6% annual sales growth. We expect to achieve this long-term goal through a continued focus on our base business, innovation and acquisitions.

McCormick will drive growth and win category share in our **base business** through our role as the category leader in spices, herbs and seasonings. As a category leader, we are working with our retail customers to optimize the product assortment, placement, pricing and profitability of spices, herbs and seasonings, while at the same time reducing the emphasis on some lower margin products. Our investment in brand marketing exceeded $200 million in 2013, and, based on recent data, we are achieving returns on this spending in the United States that are above food industry averages. Our latest efforts in the United States include themed mega-events that bring multiple brands together around key celebrations, such as the successful "Big Game" football campaign featuring McCormick®, Lawry's® and Zatarain's®. Across our developed markets, we are directing a greater portion of brand support to digital marketing. In 2013, our digital marketing was more than double the amount spent two years ago in 2011. Among our achievements this year were a 94% increase in recipe views on our U.S. website and a 24% increase in website traffic in Europe. In addition to category growth, improved merchandising and increased brand marketing investment, we are making steady progress with new distribution gains, which led to higher 2013 sales in both China and Russia.

McCormick **innovation** gives shoppers a reason to walk down not only the seasoning aisle, but just about every grocery store aisle, to see what new, flavorful products are available from our industrial customers. Our industrial customers also include restaurants, and innovation creates traffic for these customers too as people explore new tastes and seek healthier, flavorful options. We are pleased to share that sales from new products launched in the past three years accounted for 9% of total company sales in 2013. In our consumer business, new product introductions for the Americas region included new varieties of Grill Mates®, Perfect Pinch® and Recipe Inspirations™. Premium recipe mixes in the United States brought in new users, a third of whom were new to the category. In Canada, we developed gluten-free gravy mixes and introduced Philippine and Chinese recipe mixes. In EMEA, in addition to the premium range of spices and seasonings in France, we launched grilling seasonings and entered the recipe mix category in Poland and France. Toward the end of 2013, we introduced Flavour Shots in the United Kingdom, a unique and convenient blend of cooking oil and seasonings. In the Asia/Pacific region, our teams in China, India and Australia drove sales with the launch of approximately 50 new products. For our industrial customers, we had particular success with innovation to snack seasonings in the United States and Mexico, and with quick-service restaurant items supplied from our facilities in Australia, United Kingdom, Turkey and South Africa. In 2013, we also supported industrial customers with new products as they expanded into India and Brazil.



In 2013, we acquired WAPC, which increases our sales in China by more than 60%.

>60%

Acquisitions is our third area of focus for growth and in 2013 we acquired Wuhan Asia-Pacific Condiments (WAPC), a business that increases our sales in China by more than 60%. WAPC has a leading position with bouillon products in central China, and the business complements our other flavor products that have strong category share in China's coastal region. In addition to a smooth integration process, early financial results for this business have exceeded our expectations.

We are fueling our company's growth with savings from CCI, McCormick's ongoing program to improve productivity across the organization. This program includes environmental projects, and we are making impressive progress such as our reduction of solid waste by nearly 40% since 2009 on a per unit basis. Across all CCI projects, cost savings are expected to exceed $45 million annually. We will continue to invest CCI funds for additional brand marketing support and product development activity to grow sales and profit.

Our spirit of "together" has its foundation in McCormick's Multiple Management, a philosophy that dates back to 1932.

People. Our success starts with the people of McCormick. McCormick people from all over the world working together with a focus on growth and efficiency, truly is the key ingredient of our success. We thank them for their efforts and contributions to the long-term success of our company.

As I shared earlier, the theme for our 125th anniversary year is the Flavor of Together. At our company, this spirit of "together" has its foundation in McCormick's Multiple Management, a philosophy that dates back to 1932, which is based on participation and inclusion. We are proud of our pioneering Multiple Management philosophy and that it continues to be a driving force in our global industry leadership, solving business challenges and creating growth opportunities.

The McCormick spirit of "together" can be found in everything we do: from working together to contribute to the communities in which we live and work, to ensuring a responsible supply chain, to sharing advancements in health and wellness through the McCormick Science Institute. And, together, this year we published a corporate social responsibility review, which covers these topics in a more in-depth manner and shares some ambitious goals we set to mark our further improvements.

McCormick's Board of Directors and company leaders are shaping our strategy and direction toward continued growth. Departing from the Board is George Roche, who has served as a director and Compensation Committee member since 2007. We sincerely appreciate his contributions and service. Retiring from the company after a distinguished career and strong leadership are Mark Timbie, President—Consumer Foods Americas & Chief Administrative Officer and Ken Kelly, Senior Vice President & Controller. As part of our move toward a more global organization, Lawrence Kurzius was named President Global Consumer Business & Chief Administrative Officer and Chuck Langmead President Global Industrial Business. Also, Paul Beard was named Senior Vice President, Finance.

In closing, we want to thank our shareholders. We are proud of our 125 years of bringing flavor to people around the world and, more importantly, we are glad you have joined us as we head into the next 125 years at McCormick. We appreciate your support and are committed to increasing the value of your investment in our business.

Alan D. Wilson
Chairman, President & CEO



We supply our customers from 50 locations in 24 countries.

2013 HIGHLIGHTS

Financial Highlights

For the year ended November 30 (millions except per share data)

	2013	2012	% Change
Net sales	$4,123.4	$4,014.2	2.7%
Gross profit	1,665.8	1,617.8	3.0%
Gross profit margin	40.4%	40.3%	
Operating income	550.5	578.3	(4.8%)
Operating income margin	13.4%	14.4%	
Net income	389.0	407.8	(4.6%)
Earnings per share—diluted	2.91	3.04	(4.3%)
Dividends paid	179.9	164.7	9.2%
Dividends paid per share	1.36	1.24	9.7%

We are providing below certain non-GAAP financial results excluding items affecting comparability. The details of these adjustments are provided in the Non-GAAP Financial Measures of the Management's Discussion & Analysis on pages 32 and 33.

	2013	2012	% Change
Adjusted operating income	$590.8	$578.3	2.2%
Adjusted operating income margin	14.3%	14.4%	
Adjusted net income	418.2	407.8	2.6%
Adjusted earnings per share—diluted	3.13	3.04	3.0%


2013
Net Sales by
Segment
and Region

CONSUMER BUSINESS
- 41.3% Americas
- 14.0% Europe, Middle East and Africa
- 6.3% Asia/Pacific

INDUSTRIAL BUSINESS
- 26.3% Americas
- 7.4% Europe, Middle East and Africa
- 4.7% Asia/Pacific

Passion Points

15%

Sales in emerging markets accounted for 15% of total company sales in 2013, up from 10% of sales just two years ago.

9%

Innovation is a key growth initiative and new products launched in the past three years accounted for 9% of 2013 sales.

30%

We are proud of our safety record, which has improved by 30% since 2010 and is ahead of industry averages.

>2x

Digital marketing is one of our most effective ways to drive sales of our brands. In 2013, our digital marketing spending rose to $30 million, more than double the amount spent in 2011.

1/3

As evidence of the increasing interest in health and wellness, one-third of industrial new product projects included a wellness attribute this year.





73 years

Since 1941, employees at McCormick have participated in Charity Day, volunteering time or donating funds, with the company matching their contributions dollar-for-dollar.

McCORMICK
MMB
MULTIPLE MANAGEMENT BOARDS

Our Multiple Management philosophy is the cornerstone of our culture and a driving force in our growth as an industry leader.









Our Shared Values

The people of McCormick are "key ingredients" in our success.

Ethical behavior
Teamwork
High performance
Innovation
Concern for one another
= **S**uccess



A Global Workforce

We employ more than 10,000 people in locations around the world.


Asia/Pacific
Americas
Europe, Middle East and Africa



People: Ready Talent, Fully Engaged

Aligning careers with business objectives

We have a clear path for our business that is ambitious and global. We are committed to strengthening and aligning our workforce to meet our growth objectives. Throughout the company, we are implementing McCormick's High Performance Organization, which creates a culture that leverages the power of our people by recognizing the importance of teamwork and empowerment. Additionally, we have established Learning and Development Centers in each geographic region where we provide opportunities for our people to further develop their professional skills. And, we have a robust talent review process driving advancement and succession for key roles across the organization.

Engaging employees throughout the organization

More than 75 years ago, former CEO C.P. McCormick said to employees, "Think once for yourself and twice for the company, and the company will think twice for you and once for the business." This "2 for 1" spirit inspires employee commitment and engagement. One measure of engagement is the 92% global participation rate for our latest Voice of the Employee survey. Another sign that the people of McCormick are fully committed and engaged in the company's business is a lower-than-average employee turnover rate based on analysis in each of our major markets. We also are proud of the voluntary participation each year of hundreds of future business leaders on McCormick's 17 Multiple Management Boards in locations around the world. These Boards offer a way to develop core skills including project management, communication, research, critical analysis and leadership, while working on projects that contribute to the company's success.

Pictured here are leaders of our America's Regional Diversity & Inclusion Council and four Employee Ambassador Groups:

- **Women's International Network**
- **Sabor Latino**
- **African American Ambassador Network**
- **Asian Diversity Group**

In collaboration with company leaders, these groups are driving programs that advance a spirit of inclusion at McCormick. We believe that a global focus on inclusion allows us to leverage the unique attributes, knowledge, skills and talents of our diverse workforce.



Then A room and a cellar in Baltimore. McCormick founded by 25-year-old Willoughby McCormick with three employees. Products included root beer, flavoring extracts and fruit syrups.

Now Brands in more than 125 countries and territories. We have 50 locations in 24 countries. Product range includes spices, seasonings and flavors. And customers range from retail outlets and foodservice providers to food processing businesses.

Growth: Win Share with Global Focus

We are a global leader in flavor. In our consumer business, spices, herbs and seasonings generate approximately half of our sales. Globally, we have a 21% retail category share of packaged herbs and spices, which is more than four times that of the next largest competitor. Recipe mixes account for approximately 15% of sales for this business, followed by what we refer to as "regional leaders"—brands with a leading share in a specific market, such as Zatarain's in the United States or Vahiné® dessert items in France. In our industrial business, we are a leading supplier of snack seasonings, branded foodservice spices and seasonings, and condiments and coatings for quick-service restaurants. Our multi-national industrial customers include nine of the top 10 food and beverage companies and nine of the top 10 foodservice restaurants.

Across both businesses, innovation is a key element of our growth. We are investing in product technology and in the past two years expanded our development capabilities in the United States, Mexico, the United Kingdom, South Africa and China. Every year, for the past 10 years, we have increased brand marketing support to drive trial and usage of both new and existing products. "Customer intimacy" is another growth driver. For food retailers, we have proven analytical tools and consumer insights to optimize product assortment, product placement and pricing. For our industrial customers, we align our resources with their business objectives to create winning consumer-preferred products.

Building upon our strength in developed markets, McCormick is expanding its global presence in emerging markets. Due in part to acquisitions, we have increased our percentage of sales in emerging markets to 15% in 2013 from 10% in 2011.

Global Innovation: Grilling Products

Our delicious grilling seasonings, sauces, marinades and rubs illustrate how we take a great idea from one market to another. From its roots in Canada to a 2013 launch in Europe, annual sales of these products exceed $100 million.



Canada
1
USA
2
UK
4
France
5
Australia
3

Then Flavor was finite. Around 2000, the average U.S. pantry had 10 spices and seasonings in it. In the past, "Ethnic" food typically meant Italian or Mexican. Butter, pepper and salt were ubiquitous.

Now There is an explosion of flavor underway. The average pantry now has 40 spices and seasonings. Fusion cuisine not only draws on various ethnic foods, but combines them in unique ways. Consumers want personalized flavor.


Ducros
Poisson
Kamis
Fix
Szynka

Recipe mixes offer consumers a convenient way to make great-tasting meals. In 2013, we introduced a range of these products in Poland and France—where we already have gained more than a 5% category share. In China, broad consumer support and innovation delivered a 6% share gain in the recipe mixes category.


James

Plant employees in Canada improved manufacturing productivity and reduced material losses contributing to $63 million of CCI-related cost savings realized in 2013.

Performance: Superior Results, Consistently Delivered

Compared to the S&P 500 stock index and peer food companies, McCormick has delivered superior shareholder returns looking back at the 5-year, 10-year and 20-year periods. We have grown sales each year for the past 10 years, with an average annual increase of 6%. During this same period, we have nearly doubled our earnings per share.

While we have navigated challenges during the past decade and throughout our 125 years, we are investing in our growth and fueling this investment with our Comprehensive Continuous Improvement (CCI) program. This program is designed to improve productivity throughout the organization to achieve at least $45 million in annual cost savings.

Our business generates significant cash flow, and we are working to strengthen this even further. We are focused on the effective management of working capital and efficient utilization of all of our assets as we build scale globally.

Cash Flow
(dollars in millions)



$342
$332
$311
$225
$315
$416
$388
$340
$455
$465
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

Strong Cash Flow from Business
We manage our business to generate strong cash flow.

CCI
(dollars in millions)



$42
$54
$65
$56
$63
'09
'10
'11
'12
'13

Ongoing Productivity Improvement from CCI Program
Since its inception in 2009, we have achieved $280 million in CCI-related cost savings.

Use of Cash Flow



2004–2013

- Dividends
- Capital Expenditures
- Acquisitions
- Net Share Repurchases

Balanced Use of Cash
For the past decade, we have had a balanced use of cash, returning 46% to shareholders through dividends and share repurchases, net of option exercise proceeds.

Then Spices and seasonings make your food taste good. Consumers around the world knew that they could bring out the best in food by adding spices and seasonings.

Now Increasingly, consumers recognize that spices and herbs are effective in improving the healthfulness of food, including as a replacement for sugar, salt and fat.

These five pillars are the foundation to our success.

Our mission at McCormick is simple: *to save your world from boring food!* Our ability to accomplish this mission is underpinned by these five pillars, which form the foundation of our success.

Delivering *High Performance*

We are committed to achieving a superior level of performance in everything we do. This is especially true in the financial realm where we have nearly doubled earnings per share and achieved an average annual growth rate of 12% for cash flow from operations during the past decade.

Passion for *Flavor*™

We are committed to making food taste great. Around the globe, home cooks and professional chefs alike turn to McCormick for flavor and culinary inspiration. We have substantial and sustained investment in the science and art of flavor.

Inspiring *Healthy Choices*

Our high quality products not only make food taste better, they often make food better for you. Whether funding research on the potential health benefits of herbs and spices or developing reduced-sodium and gluten-free products, we continue to explore new ways to provide healthy eating choices.

Taste You *Trust*™

Our unrivaled focus on quality sets us apart. We are leaders in global sourcing and have years of experience impacting local growing practices to procure high quality spices, herbs and other crops. These world-class standards extend throughout our global supply chain and across all of our internal processes.

Power of *People*™

There is something inspiring about working at McCormick. Employee engagement and a high performance culture are rooted in an environment of respect, recognition, inclusion and collaboration. In addition, since the founding of the company, we have had a commitment to give back to the communities in which we operate.

Executive Officers

Alan D. Wilson
Chairman, President & Chief Executive Officer

Gordon M. Stetz, Jr.
Executive Vice President & Chief Financial Officer

Paul C. Beard
Senior Vice President, Finance

W. Geoffrey Carpenter
Vice President, General Counsel & Secretary

Lawrence E. Kurzius
President—Global Consumer Business & Chief Administrative Officer

Charles T. Langmead
President—Global Industrial Business

Cecile K. Perich
Senior Vice President—Human Relations

OUR MISSION:

To save your world from boring food!

OUR VISION:

McCormick brings the joy of flavor to every day.

Board of Directors

**Indicates Chair Position on the Committee*
***Lead Director*
****Retiring from Eli Lilly and Company, effective January 31, 2014*

John P. Bilbrey 57
President and Chief Executive Officer
The Hershey Company
Hershey, Pennsylvania
Director since 2005
Compensation Committee



J. Michael Fitzpatrick 67
Former Chairman and Chief Executive Officer
Citadel Plastics Holdings, Inc.
Radnor, Pennsylvania
Director since 2001
Audit Committee



Freeman A. Hrabowski, III 63
President
University of Maryland Baltimore County
Baltimore, Maryland
Director since 1997
Nominating/Corporate Governance Committee*



Patricia Little 53
Executive Vice President and Chief Financial Officer
Kelly Services, Inc.
Troy, Michigan
Director since 2010
Audit Committee*



Michael D. Mangan 57
Former President, Worldwide Power Tools & Accessories
The Black & Decker Corporation
Towson, Maryland
*Director since 2007***
Compensation Committee
Nominating/Corporate Governance Committee



Margaret M.V. Preston 56
Managing Director & Regional Executive
U.S. Trust, Bank of America Private Wealth Management
Greenwich, Connecticut
Director since 2003
Nominating/Corporate Governance Committee



George A. Roche 72
Retired Chairman & President
T. Rowe Price Group, Inc.
Baltimore, Maryland
Director since 2007
Compensation Committee



Gordon M. Stetz, Jr. 53
Executive Vice President & Chief Financial Officer
McCormick & Company, Inc.
Director since 2011



William E. Stevens 71
Chairman
BBI Group, Inc.
St. Louis, Missouri
Director since 1988
Compensation Committee*



Jacques Tapiero 55
*Senior Vice President and President, Emerging Markets****
Eli Lilly and Company
Indianapolis, Indiana
Director since 2012
Audit Committee



Alan D. Wilson 56
Chairman, President & Chief Executive Officer
McCormick & Company, Inc.
Director since 2007



Table of Contents to Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to _______

Commission file number 001-14920

McCORMICK & COMPANY, INCORPORATED

(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**52-0408290** (IRS Employer Identification No.)
18 Loveton Circle, Sparks, Maryland (Address of principal executive offices)	**21152** (Zip Code)

Registrant's telephone number, including area code: (410) 771-7301

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, No Par Value	New York Stock Exchange
Common Stock Non-Voting, No Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked prices of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

The aggregate market value of the Voting Common Stock held by non-affiliates at May 31, 2013: $525,850,995

The aggregate market value of the Non-Voting Common Stock held by non-affiliates at May 31, 2013: $8,255,994,805

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Number of Shares Outstanding	Date
Common Stock	12,162,320	December 31, 2013
Common Stock Non-Voting	119,002,068	December 31, 2013

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of 10-K into Which Incorporated
Proxy Statement for McCormick's March 26, 2014 Annual Meeting of Stockholders (the "2014 Proxy Statement")	Part III

PART I.

As used herein, references to "McCormick," "we," "us" and "our" are to McCormick & Company, Incorporated and its consolidated subsidiaries or, as the context may require, McCormick & Company, Incorporated only.

ITEM 1. BUSINESS

McCormick is a global leader in flavor. The company manufactures, markets and distributes spices, seasoning mixes, condiments and other flavorful products to the entire food industry—retail outlets, food manufacturers and foodservice businesses. Our major sales, distribution and production facilities are located in North America, Europe and China. Additional facilities are based in Australia, Mexico, India, Singapore, Central America, Thailand and South Africa. McCormick & Company, Incorporated was formed in 1915 under Maryland law as the successor to a business established in 1889.

Business Segments

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business. Historically, the consumer business contributes approximately 60% of sales and 80% of operating income and the industrial business contributes approximately 40% of sales and 20% of operating income.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack. We offer our customers and consumers a range of products from premium to value-priced.

Consumer Business. From locations around the world, our brands reach consumers in more than 125 countries and territories. Our leading brands in the Americas include McCormick®, Lawry's® and Club House®. We also market authentic ethnic brands such as Zatarain's®, Thai Kitchen® and Simply Asia®. In Europe, the Middle East and Africa (EMEA) our major brands include the Ducros®, Schwartz® and Kamis® brands of spices, herbs and seasonings and an extensive line of Vahiné® brand dessert items. In the Asia/Pacific region, we market products under the McCormick and DaQiao® brands in China. In Australia, our primary brand is McCormick, and in India our majority-owned joint venture owns and trades under the Kohinoor® brand.

Our customers span a variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers. In addition to marketing our branded products to these customers, we are also a leading supplier of private label items, also known as store brands.

Approximately half of our consumer business is spices, herbs and seasonings. For these products, we are a category leader in our primary markets with a 40% to 60% share of sales. There are a number of competitors in the spices, herbs and seasoning category. More than 250 other brands of spices, herbs and seasonings are sold in the U.S. with additional brands in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies. Our leadership position allows us to efficiently innovate, merchandise and market our brands.

Industrial Business. In our industrial business, we provide a wide range of products to multinational food manufacturers and foodservice customers. The foodservice customers are supplied both directly and indirectly through distributors. Among food manufacturers and foodservice customers, many of our relationships have been active for decades. We focus our resources on our strategic partners that we believe offer the greatest prospects for growth. Our range of products remains one of the broadest in the industry and includes seasoning blends, spices and herbs, condiments, coating systems and compound flavors. In addition to a broad range of flavor solutions, we strive to achieve customer intimacy. Our customers benefit from our expertise in many areas, including sensory testing, culinary research, food safety and flavor application.

Our industrial business has a number of competitors. Some tend to specialize in a particular range of products and have a limited geographic reach. Other competitors include larger publicly held flavor companies that are more global in nature, but which also tend to specialize in a limited range of flavor solutions.

For financial information about our business segments, please refer to "Management's Discussion and Analysis—Results of Operations" and note 15 of the financial statements.

For a discussion of our recent acquisition activity, please refer to "Management's Discussion and Analysis—Acquisitions" and note 2 of the financial statements.

Raw Materials

The most significant raw materials used in our business are pepper, dairy products, rice, capsicums (red peppers and paprika), onion, garlic and soybean oil. Pepper and other spices and herbs are generally sourced from countries other than the United States. Other raw materials, like dairy products and onion, are primarily sourced from within the U.S. and locally, for many of our international locations. Because the raw materials are agricultural products, they are subject to fluctuations in market price and availability caused by weather, growing and harvesting conditions, market conditions, and other factors beyond our control.

We respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments.

Customers

McCormick's products are sold directly to customers and also through brokers, wholesalers and distributors. In the consumer segment, products are then sold to consumers through a variety of retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under a variety of brands. In the industrial segment, products are used by food and beverage manufacturers as ingredients for their finished goods and by foodservice customers as ingredients for menu items to enhance the flavor of their foods. Customers for the industrial segment include food manufacturers and the foodservice industry supplied both directly and indirectly through distributors.

We have a large number of customers for our products. Sales to one of our consumer business customers, Wal-Mart Stores, Inc., accounted for 12% of consolidated sales in 2013 and 11% of consolidated sales in 2012 and 2011. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 11% of consolidated sales in 2013, 2012 and 2011. In 2013, 2012 and 2011 the top three customers in our industrial business represented between 52% and 54% of our global industrial sales.

The dollar amount of backlog orders for our business is not material to an understanding of our business, taken as a whole. No material portion of our business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the U.S. government.

Trademarks, Licenses and Patents
McCormick owns a number of trademark registrations. Although in the aggregate these trademarks are material to our business, the loss of any one of those trademarks, with the exception of our "McCormick," "Lawry's," "Zatarain's," "Club House," "Ducros," "Schwartz," "Vahiné," "Kamis," "DaQiao" and "Kohinoor" trademarks, would not have a materially adverse effect on our business. The "Mc – McCormick" trademark is extensively used by us in connection with the sale of our food products in the U.S. and certain non-U.S. markets. The terms of the trademark registrations are as prescribed by law and the registrations will be renewed for as long as we deem them to be useful.

We have entered into a number of license agreements authorizing the use of our trademarks by affiliated and non-affiliated entities. The loss of these license agreements would not have a materially adverse effect on our business. The term of the license agreements is generally three to five years or until such time as either party terminates the agreement. Those agreements with specific terms are renewable upon agreement of the parties.

We also own various patents, none of which individually are material to our business.

Seasonality
Due to seasonal factors inherent in McCormick's business, our sales, income and cash from operations generally are lower in the first two quarters of the fiscal year, increase in the third quarter and are significantly higher in the fourth quarter due to the holiday season. This seasonality reflects customer and consumer buying patterns, primarily in the consumer segment.

Working Capital
In order to meet increased demand for our consumer products during our fourth quarter, McCormick usually builds its inventories during the third quarter of the fiscal year. We generally finance working capital items (inventory and receivables) through short-term borrowings, which include the use of lines of credit and the issuance of commercial paper. For a description of our liquidity and capital resources, see note 6 of the financial statements and the "Liquidity and Financial Condition" section of "Management's Discussion and Analysis."

Competition
McCormick competes in a marketplace that is global and highly competitive. Our strategies for competing in each of our segments include a focus on product innovation, price and value, product quality and customer intimacy. Additionally, in the consumer segment we focus on brand recognition and loyalty, effective advertising, promotional programs and the identification and satisfaction of consumer preferences.

Research and Development
Many of McCormick's products are prepared from confidential formulas developed by our research laboratories and product development teams, and, in some cases, customer proprietary formulas. Expenditures for research and development were $61.3 million in 2013, $57.8 million in 2012, and $58.1 million in 2011. The amount spent on customer-sponsored research activities is not material.

Governmental Regulation
McCormick is subject to numerous laws and regulations around the world that apply to our global businesses. In the United States, the safety, production, transportation, distribution, advertising, labeling and sale of many of our products and their ingredients are subject to the Federal Food, Drug, and Cosmetic Act, the Food Safety Modernization Act, the Federal Trade Commission Act, state consumer protection laws, competition laws, anti-corruption laws, customs and trade laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, and various other federal, state and local statutes and regulations. Outside the United States, our business is subject to numerous similar statutes, laws and regulatory requirements.

Environmental Regulations
The cost of compliance with federal, state and local provisions related to protection of the environment has had no material effect on McCormick's business. There were no material capital expenditures for environmental control facilities in fiscal year 2013, and there are no material expenditures planned for such purposes in fiscal year 2014.

Employees
McCormick had approximately 10,000 full-time employees worldwide as of November 30, 2013. We believe our relationship with employees to be good. We have no collective bargaining contracts in the United States. At our foreign subsidiaries, approximately 1,350 employees are covered by collective bargaining agreements or similar arrangements.

Financial Information about Geographic Locations
For information on the net sales and long-lived assets of McCormick by geographic area, see note 15 of the financial statements.

Foreign Operations
McCormick is subject in varying degrees to certain risks typically associated with a global business, such as local economic and market conditions, restrictions on investments, royalties, dividends and exchange rate fluctuations. Approximately 40% of sales in fiscal year 2013 were from non-U.S. operations. For information on how

McCormick manages some of these risks, see the "Market Risk Sensitivity" section of "Management's Discussion and Analysis."

Forward-Looking Information

Certain statements contained in this report, including statements concerning expected performance such as those relating to net sales, earnings, cost savings, acquisitions and brand marketing support, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words such as "may," "will," "expect," "should," "anticipate," "intend," "believe" and "plan." These statements may relate to: the expected results of operations of businesses acquired by us, the expected impact of raw material costs and our pricing actions on our results of operations and gross margins, the expected productivity and working capital improvements, expected trends in net sales and earnings performance and other financial measures, the expectations of pension and postretirement plan contributions, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations, the adequacy of internally generated funds and existing sources of liquidity, such as the availability of bank financing, our ability to issue additional debt or equity securities and our expectations regarding purchasing shares of our common stock under the existing authorizations.

These and other forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by factors such as: damage to our reputation or brand name; loss of brand relevance; increased private label use; product quality, labeling, or safety concerns; negative publicity about our products; business interruptions due to natural disasters or unexpected events; actions by, and the financial condition of, competitors and customers; our ability to achieve expected and/or needed cost savings or margin improvements; the successful acquisition and integration of new businesses; issues affecting our supply chain and raw materials, including fluctuations in the cost and availability of raw and packaging materials; government regulation, and changes in legal and regulatory requirements and enforcement practices; global economic and financial conditions generally, including the availability of financing, and interest and inflation rates; the investment return on retirement plan assets, and the costs associated with pension obligations; foreign currency fluctuations; the stability of credit and capital markets; risks associated with our information technology systems, the threat of data breaches and cyber attacks; volatility in our effective tax rate; climate change; infringement of our intellectual property rights, and those of customers; litigation, legal and administrative proceedings; and other risks described herein under Part I, Item 1A "Risk Factors."

Actual results could differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Available Information

Our principal corporate internet website address is: www.mccormickcorporation.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding McCormick. Our website also includes our Corporate Governance Guidelines, Business Ethics Policy and charters of the Audit Committee, Compensation Committee, and Nominating/Corporate Governance Committee of our Board of Directors.

ITEM 1A. RISK FACTORS

The following are certain risk factors that could affect our business, financial condition and results of operations. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you buy our Common Stock or Common Stock Non-Voting, you should know that making such an investment involves risks, including the risks described below. Additional risks and uncertainties that are not presently known to the company or are currently deemed to be immaterial also may materially adversely affect our business, financial condition or results of operations in the future. If any of the risks actually occur, our business, financial condition, or results of operations could be negatively affected. In that case, the trading price of our securities could decline, and you may lose part or all of your investment.

Damage to our reputation or brand name, loss of brand relevance, increase in private label use by customers or consumers, or product quality or safety concerns could negatively impact our business, financial condition or results of operations.

We have many iconic brands with long-standing consumer recognition. Our success depends on our ability to maintain our brand image for our existing products, extend our brands to new platforms, and expand our brand image with new product offerings.

We continually make efforts to maintain and improve relationships with our customers and consumers and to increase awareness and relevance of our brands through effective marketing and other measures. From time to time, our customers evaluate their mix of branded and private label product offerings, and consumers have the option to purchase private label products instead of branded products. If a significant portion of our branded business was switched to private label, it could have a material negative impact on our consumer business.

Our reputation for manufacturing high-quality products is widely recognized. In order to safeguard that reputation, we have adopted rigorous quality assurance and quality control procedures which are designed to ensure the safety of our products. A serious breach of our quality assurance or quality control procedures, deterioration of our quality image, impairment of our customer or consumer relationships or failure to adequately protect the relevance of our brands may lead to litigation, customers purchasing from our competitors or consumers purchasing other brands or private label items that may or may not be manufactured by us, any of which could have a material negative impact on our business, financial condition or results of operations.

The food industry generally is subject to risks posed by food spoilage and contamination, product tampering, product recall, import alerts and consumer product liability claims. For instance, we may be required to recall certain of our products should they be mislabeled, contaminated or damaged, and certain of our raw materials could be blocked from entering the country if they were subject to import alerts. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products could cause injury or illness, are mislabeled or fail to meet applicable legal requirements (even if the allegation is untrue). A product recall, import alert or an adverse result in any such litigation, or negative perceptions regarding food products and ingredients, could result in our having to pay fines or damages, incur additional costs or cause customers and consumers in our principal markets to lose confidence in the safety and quality of certain products or ingredients, any of which could have a negative effect on our business and financial results. Negative publicity about these concerns, whether or not valid, may discourage customers and consumers from buying our products or cause disruptions in production or distribution of our products and adversely affect our business, financial condition or results of operations.

The rising popularity of social networking and other consumer-oriented technologies has increased the speed and accessibility of information dissemination (whether or not accurate), and, as a result, negative, inaccurate, or misleading posts or comments on websites may generate adverse publicity that could damage our reputation or brands.

Customer consolidation, and competitive, economic and other pressures facing our customers, may put pressure on our operating margins and profitability.

A number of our customers, such as supermarkets, warehouse clubs and food distributors, have consolidated in recent years and consolidation could continue. Such consolidation could present a challenge to margin growth and profitability in that it has produced large, sophisticated customers with increased buying power who are more capable of operating with reduced inventories, resisting price increases, demanding lower pricing, increased promotional programs and specifically tailored products, and shifting shelf space currently used for our products to private label products. The economic and competitive landscape for our customers is constantly changing, and their response to those changes could impact our business. Our industrial business may be impacted if the reputation or perception of the customers of our industrial business declines. These factors and others could have an adverse impact on our business, financial condition or results of operations.

Disruption of our supply chain and issues regarding procurement of raw materials may negatively impact us.

Our purchases of raw materials are subject to fluctuations in market price and availability caused by weather, growing and harvesting conditions, market conditions, governmental actions and other factors beyond our control. The most significant raw materials used by us in our business are pepper, dairy products, rice, capsicums (red pepper and paprika), onion, garlic and soybean oil. While future price movements of raw material costs are uncertain, we seek to mitigate the market price risk in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We generally have not used derivatives to manage the volatility related to this risk. To the extent that we have used derivatives for this purpose, it has not been material to our business. Any actions we take in response to market price fluctuations may not effectively limit or eliminate our exposure to changes in raw material prices. Therefore, we cannot provide assurance that future raw material price fluctuations will not have a negative impact on our business, financial condition or operating results.

In addition, we may have very little opportunity to mitigate the risk of availability of certain raw materials due to the effect of weather on crop yield, government actions, political unrest in producing countries, action or inaction by suppliers in response to laws and regulations, changes in agricultural programs and other factors beyond our control. Therefore, we cannot provide assurance that future raw material availability will not have a negative impact on our business, financial condition or operating results.

Political, socio-economic and cultural conditions, as well as disruptions caused by terrorist activities or otherwise, could also create additional risks for regulatory compliance. Although we have adopted rigorous quality assurance and quality control procedures which are designed to ensure the safety of our imported products, we cannot provide assurance that such events will not have a negative impact on our business, financial condition or operating results.

Our profitability may suffer as a result of competition in our markets.

The food industry is intensely competitive. Competition in our product categories is based on price, product innovation, product quality, brand recognition and loyalty, effectiveness of marketing and promotional activity, and the ability to identify and satisfy consumer preferences. From time to time, we may need to reduce the prices for some of our products to respond to competitive and customer pressures, which may adversely affect our profitability. Such pressures could reduce our ability to take appropriate remedial action to address commodity and other cost increases.

Laws and regulations could adversely affect our business.

Food products are extensively regulated in most of the countries in which we sell our products. We are subject to numerous laws and regulations relating to the growing, sourcing, manufacture, storage, labeling, marketing, advertising and distribution of food products, as well as laws and regulations relating to financial reporting requirements, the environment, competition, anti-corruption, privacy, relations with distributors and retailers, foreign supplier verification, the import and export of products and product ingredients, employment, health and safety, and trade practices. Enforcement of existing laws and regulations, changes in legal requirements, and/or evolving interpretations of existing regulatory requirements, may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results. Increased regulatory scrutiny of, and increased litigation involving, product claims and concerns regarding the attributes of food products and ingredients may increase compliance costs and create other obligations that could adversely affect our business, financial condition or operating results. Governments may also impose requirements and restrictions that impact our business, such as labeling disclosures pertaining to ingredients. For example, "Proposition 65, the Safe Drinking Water and Toxic Enforcement Act of 1986," in California exposes all food companies to the possibility of having to provide warnings on their products in that state. If we were required to add warning labels to any of our products or place warnings in locations where our products are sold in order to comply with Proposition 65, the sales of those products and other products of our company could suffer, not only in those locations but elsewhere. These factors and others could have an adverse impact on our business, financial condition or results of operations.

Our operations may be impaired as a result of disasters, business interruptions or similar events.

We could have an interruption in our business, loss of inventory or data, be rendered unable to accept and fulfill customer orders as a result of a natural disaster, catastrophic event, epidemic or computer system failure. Natural disasters could include an earthquake, fire, flood, tornado or severe storm. A catastrophic event could include a terrorist attack. An epidemic could affect our operations, major facilities or employees' and customers' health. In addition, some of our inventory and production facilities are located in areas that are susceptible to harsh weather; a major storm, heavy snowfall or other similar event could prevent us from delivering products in a timely manner. Production of certain of our products is concentrated in a single manufacturing site.

We cannot provide assurance that our disaster recovery plan will address all of the issues we may encounter in the event of a disaster or other unanticipated issue, and our business interruption insurance may not adequately compensate us for losses that may occur from any of the foregoing. In the event that a natural disaster, terrorist attack or other catastrophic event were to destroy any part of our facilities or interrupt our operations for any extended period of time, or if harsh weather or health conditions prevent us from delivering products in a timely manner, our business, financial condition and operating results could be adversely affected.

We may not be able to successfully consummate and manage ongoing acquisition, joint venture and divestiture activities which could have an impact on our results.

From time to time, we may acquire other businesses and, based on an evaluation of our business portfolio, divest existing businesses. These acquisitions, joint ventures and divestitures may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating or separating personnel and financial and other systems, increased expenses, assumption of unknown liabilities and indemnities, and potential disputes with the buyers or sellers. In addition, we may be required to incur asset impairment charges (including charges related to goodwill and other intangible assets) in connection with acquired businesses which may reduce our profitability. If we are unable to consummate such transactions, or successfully integrate and grow acquisitions and achieve contemplated revenue synergies and cost savings, our financial results could be adversely affected. Additionally, joint ventures inherently involve a lesser degree of control over business operations, thereby potentially increasing the financial, legal, operational and/or compliance risks.

Our foreign operations are subject to additional risks.

We operate our business and market our products internationally. In fiscal year 2013, approximately 40% of our sales were generated in foreign countries. Our foreign operations are subject to additional risks, including fluctuations in currency values, foreign currency exchange controls, discriminatory fiscal policies, compliance with U.S. and foreign laws, enforcement of remedies in foreign jurisdictions and other economic or political uncertainties. Beginning in 2011, several countries within the European Union experienced sovereign debt and credit issues. This has caused more volatility in the economic environment throughout the European Union. Additionally, international sales are subject to risks related to imposition of tariffs, quotas, trade barriers and other similar restrictions. All of these risks could result in increased costs or decreased revenues, which could adversely affect our profitability.

Fluctuations in foreign currency markets may negatively impact us.

We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the British pound sterling versus the Euro, and the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Polish zloty, Australian dollar, Mexican peso, Chinese renminbi, Indian rupee and Thai baht. We routinely enter into foreign currency exchange contracts to facilitate managing certain of these foreign currency risks. However, these contracts may not effectively limit or eliminate our exposure to a decline in operating results due to foreign currency exchange changes. Therefore, we cannot provide assurance that future exchange rate fluctuations will not have a negative impact on our business, financial position or operating results.

Increases in interest rates may negatively impact us.

We had total outstanding short-term borrowings of $212 million at an average interest rate of approximately 0.7% on November 30, 2013. Our policy is to manage our interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing cost and to achieve a desired mix of fixed and variable rate debt. We utilize derivative financial instruments to enhance our ability to manage risk, including interest rate exposures that exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instruments. Our use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. However, our use of these instruments may not effectively limit or eliminate our exposure to changes in interest rates. Therefore, we cannot provide assurance that future interest rate increases will not have a material negative impact on our business, financial position or operating results.

The deterioration of credit and capital markets may adversely affect our access to sources of funding.

We rely on our revolving credit facilities, or borrowings backed by these facilities, to fund a portion of our seasonal working capital needs and other general corporate purposes. If any of the banks in the syndicates backing these facilities were unable to perform on its commitments, our liquidity could be impacted, which could adversely affect funding of seasonal working capital requirements. We engage in regular communication with all of the banks participating in our revolving credit facilities. During these communications none of the banks have indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions, pricing we receive on services and other aspects of the relationships. Based on these communications and our monitoring activities, we believe the likelihood of one of our banks not performing on its commitment is remote.

In addition, global capital markets have experienced volatility that has tightened access to capital markets and other sources of funding. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on acceptable terms or within an acceptable time period could have an adverse impact on our operations, financial condition and liquidity.

We face risks associated with certain pension assets and obligations.

We hold investments in equity and debt securities in our qualified defined benefit pension plans and in a rabbi trust for our U.S. non-qualified pension plan. Deterioration in the value of plan assets resulting from a general financial downturn or otherwise, or an increase in the actuarial valuation of the plans' liability due to a low interest rate environment, could cause (or increase) an underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans. An obligation to make contributions to pension plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition and liquidity.

The global financial downturn exposes us to credit risks from customers and counterparties.

Consolidations in some of the industries in which our customers operate have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels through our customer base. These factors have caused some customers to be less profitable and increased our exposure to credit risk. Current credit markets are volatile, and some of our customers and counterparties are highly leveraged. A significant adverse change in the financial and/or credit position of a customer or counterparty could require us to assume greater credit risk relating to that customer or counterparty and could limit our ability to collect receivables. This could have an adverse impact on our financial condition and liquidity.

Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber attack.

Our information technology systems are critically important to operating our business efficiently. We rely on our information technology systems to manage our business data, communications, supply chain, order entry and fulfillment, and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of sales and customers, causing our business and results of operations to suffer.

Furthermore, our information technology systems may be vulnerable to security breaches beyond our control. We invest in security technology to protect our data and business processes against risk of data security breaches and cyber attacks. While we believe these measures are adequate in preventing security breaches and in reducing cybersecurity risks and we have yet to experience any breach, a breach or successful attack could have a negative impact on our operations or business reputation.

The global nature of our business and the resolution of tax disputes create volatility in our effective tax rate.

As a global business, our tax rate from period to period can be affected by many factors, including changes in tax legislation, our global mix of earnings, the tax characteristics of our income, the timing and recognition of goodwill impairments, acquisitions and dispositions, adjustments to our reserves related to uncertain tax positions, changes in valuation allowances and the portion of the income of foreign subsidiaries that we expect to remit to the U.S. and that will be taxable.

In addition, significant judgment is required in determining our effective tax rate and in evaluating our tax positions. We establish accruals for certain tax contingencies when, despite the belief that our tax return positions are fully supported, the positions are uncertain. The tax contingency accruals are adjusted in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation. Our effective tax rate includes the impact of tax contingency accruals and changes to the accruals, including related interest and penalties, as considered appropriate by management. When particular matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to our effective tax rate in the year of resolution. Unfavorable resolution of any particular issue could increase the effective tax rate and may require the use of cash in the year of resolution.

Climate change may negatively affect our business, financial condition and results of operations.

Unseasonable or unusual weather or long-term climate changes may negatively impact the price or availability of spices, herbs and other raw materials. There is concern that greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products.

Our intellectual property rights, and those of our customers, could be infringed, challenged or impaired, and reduce the value of our products and brands or our business with customers.

We possess intellectual property rights that are important to our business, and we are provided access by certain customers to particular intellectual property rights belonging to such customers.

These intellectual property rights include ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets which are important to our business and relate to some of our products, our packaging, the processes for their production, and the design and operation of equipment used in our businesses. We protect our intellectual property rights, and those of certain customers, globally through a variety of means, including trademarks, copyrights, patents and trade secrets, third-party assignments and nondisclosure agreements, and monitoring of third-party misuses of intellectual property. If we fail to obtain or adequately protect our intellectual property (and the intellectual property of customers to which we have been given access), the value of our products and brands could be reduced and there could be an adverse impact on our business, financial condition and results of operations.

Litigation, legal or administrative proceedings could have an adverse impact on our business, financial condition and results of operations, and damage our reputation.

We are party to a variety of legal claims and proceedings in the ordinary course of business. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that management's assessment of the materiality or immateriality of these matters, including any reserves taken in connection with such matters, will be consistent with the ultimate outcome of such claims or proceedings. In the event that management's assessment of the materiality or immateriality of current claims and proceedings proves inaccurate, or litigation that is material arises in the future, there may be a material adverse effect on our financial condition. Any adverse publicity resulting from allegations made in litigation claims or legal or administrative proceedings (even if untrue) may also adversely affect our reputation. These factors and others could have an adverse impact on our business, financial condition or results of operations.

If we are unable to fully realize the benefits from our Comprehensive Continuous Improvement (CCI) program, our financial results could be negatively affected.

Our future success depends in part on our ability to be an efficient producer in a highly competitive industry. Any failure by us to achieve our planned cost savings and efficiencies under our CCI program, or other similar programs, could have an adverse effect on our business, results of operations and financial position.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal executive offices and primary research facilities are owned and are located in suburban Baltimore, Maryland.

The following is a list of our principal manufacturing properties, all of which are owned except for the facilities in Commerce, California and Melbourne, Australia, and a portion of the facility in Littleborough, England, which are leased:

United States:
- Hunt Valley, Maryland—consumer and industrial (3 principal plants)
- Gretna, Louisiana—consumer and industrial
- South Bend, Indiana—industrial and consumer
- Atlanta, Georgia—industrial
- Commerce, California—consumer
- Irving, Texas—industrial

Canada:
- London, Ontario—consumer and industrial

Mexico:
- Cuautitlan de Romero Rubio—industrial

United Kingdom:
- Haddenham, England—consumer and industrial
- Littleborough, England—industrial

France:
- Carpentras—consumer and industrial
- Monteux—consumer and industrial

Poland:
- Stefanowo—consumer

India:
- New Delhi—consumer

Australia:
- Melbourne—consumer and industrial

China:
- Guangzhou—consumer and industrial
- Shanghai—consumer and industrial
- Wuhan—consumer

In addition to distribution facilities and warehouse space available at our manufacturing facilities, we lease regional distribution facilities in Belcamp, Maryland; Salinas, California; Irving, Texas; Mississauga and London, Ontario, Canada; and Genvilliers, France; and own distribution facilities in Monteux, France. We also own, lease or contract other properties used for manufacturing consumer and industrial products and for sales, warehousing, distribution and administrative functions.

We believe our plants are well maintained and suitable for their intended use. We further believe that these plants generally have adequate capacity or the ability to expand, and can accommodate seasonal demands, changing product mixes and additional growth.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings in which we or any of our subsidiaries are a party or to which any of our or their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

We have disclosed in note 17 of the financial statements the information relating to the market price and dividends paid on our classes of common stock. The market price of our common stock at the close of business on December 31, 2013 was $68.76 per share for the Common Stock and $68.92 per share for the Common Stock Non-Voting.

Our Common Stock and Common Stock Non-Voting are listed and traded on the New York Stock Exchange ("NYSE"). The approximate number of holders of our Common Stock based on record ownership as of December 31, 2013 was as follows:

Title of Class	Approximate Number of Record Holders
Common Stock, no par value	2,100
Common Stock Non-Voting, no par value	10,100

The following table summarizes our purchases of Common Stock (CS) and Common Stock Non-Voting (CSNV) during the fourth quarter of 2013:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
September 1, 2013 to September 30, 2013	CS-9,900 CSNV-0	$70.19 —	9,900 —	$444 million
October 1, 2013 to October 31, 2013	CS-11,245 CSNV-630,000	$65.03 $66.45	11,245 630,000	$402 million
November 1, 2013 to November 30, 2013	CS-23,434 CSNV-582,300	$68.67 $69.36	23,434 582,300	$360 million
Total	CS-44,579 CSNV-1,212,300	$68.09 $67.85	44,579 1,212,300	$360 million

As of November 30, 2013, approximately $360 million remained of a $400 million share repurchase authorization approved by the Board of Directors in April 2013. There is no expiration date for our repurchase program. During the fourth quarter of 2013, we completed the previous $400 million share repurchase authorization approved by the Board of Directors in June 2010. The timing and amount of any shares repurchased is determined by our management based on its evaluation of market conditions and other factors. The repurchase program may be suspended or discontinued at any time.

In certain circumstances, we issue shares of CS in exchange for shares of CSNV, or issue shares of CSNV in exchange for shares of CS, in either case pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended. Typically, these exchanges are made in connection with the administration of our employee benefit plans, executive compensation programs and dividend reinvestment/direct purchase plans. The number of shares issued in an exchange is generally equal to the number of shares received in the exchange, although the number may differ slightly to the extent necessary to comply with the requirements of the Employee Retirement Income Security Act of 1974. During fiscal 2013, we issued 1,176,255 shares of CSNV in exchange for shares of CS and issued 73,716 shares of CS in exchange for shares of CSNV.

ITEM 6. SELECTED FINANCIAL DATA

HISTORICAL FINANCIAL SUMMARY

(millions except per share and ratio data)	2013	2012	2011	2010	2009
For the Year					
Net sales	$4,123.4	$4,014.2	$3,697.6	$3,336.8	$3,192.1
Percent increase	2.7%	8.6%	10.8%	4.5%	0.5%
Operating income	550.5	578.3	540.3	509.8	466.9
Income from unconsolidated operations	23.2	21.5	25.4	25.5	16.3
Net income	389.0	407.8	374.2	370.2	299.8
Per Common Share					
Earnings per share—diluted	$ 2.91	$ 3.04	$ 2.79	$ 2.75	$ 2.27
Earnings per share—basic	2.94	3.07	2.82	2.79	2.29
Common dividends declared	1.39	1.27	1.15	1.06	0.98
Closing price, non-voting shares—end of year	69.00	64.56	48.70	44.01	35.68
Book value per share	14.85	12.83	12.17	11.00	10.19
At Year-End					
Total assets	$4,449.7	$4,165.4	$4,087.8	$3,419.7	$3,387.8
Current debt	214.1	392.6	222.4	100.4	116.1
Long-term debt	1,019.0	779.2	1,029.7	779.9	875.0
Shareholders' equity	1,947.7	1,700.2	1,618.5	1,462.7	1,343.5
Other Financial Measures					
Percentage of net sales					
Gross profit	40.4%	40.3%	41.2%	42.5%	41.6%
Operating income	13.4%	14.4%	14.6%	15.3%	14.6%
Capital expenditures	$ 99.9	$ 110.3	$ 96.7	$ 89.0	$ 82.4
Depreciation and amortization	106.0	102.8	98.3	95.1	94.3
Common share repurchases	177.4	132.2	89.3	82.5	—
Average shares outstanding					
Basic	132.1	132.7	132.7	132.9	130.8
Diluted	133.6	134.3	134.3	134.7	132.8

The historical financial summary includes the impact of certain items that affect the comparability of financial results year to year. In 2013, we recorded special charges for EMEA reorganization activities and the loss on a voluntary pension settlement. In 2010, we had the benefit of the reversal of a significant tax accrual and, in 2009, restructuring charges were recorded. The net impact of these items is reflected in the following table:

(millions except per share data)	2013	2012	2011	2010	2009
Operating income	$ (40.3)	—	—	—	$ (16.2)
Net income	(29.2)	—	—	$ 13.9	(10.9)
Earnings per share—diluted	(0.22)	—	—	0.10	(0.08)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand McCormick & Company, Incorporated, our operations and our present business environment. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying notes thereto contained in Item 8 of this report. The dollar and share information in the charts and tables in the MD&A are in millions, except per share data.

McCormick is a global leader in flavor. The company manufactures, markets and distributes spices, seasoning mixes, condiments and other flavorful products to the entire food industry—retail outlets, food manufacturers and foodservice businesses. We manage our business in two operating segments, consumer and industrial, as described in Item 1 of this report.

Our long-term annual growth objectives are to increase sales 4% to 6%, increase operating income 7% to 9% and increase earnings per share 9% to 11%. Over time, we expect to grow sales with similar contributions from: 1) our base business—driven by brand marketing support, expanded distribution and category growth; 2) product innovation; and 3) acquisitions. We are fueling our investment in growth with cost savings from our Comprehensive Continuous Improvement (CCI) program, an ongoing initiative to improve productivity and reduce costs throughout the organization. In addition to funding brand marketing support, product innovation and other growth initiatives, our CCI program is contributing to higher operating income and earnings per share.

Our business generates strong cash flow and we have a balanced use of cash. We are using our cash to fund shareholder dividends, with annual increases in each of the past 28 years, and to fund capital expenditures, acquisitions and share repurchases. Each year, we expect a combination of acquisitions and share repurchases to add about 2% to earnings per share growth.

We grew net sales 3% in 2013, which was below our long-term objective of 4% to 6%. While consumer business sales rose 5% as a result of an acquisition in China, pricing actions, product innovation and effective brand marketing, sales declined 1% for our industrial business. Lower demand from quick service restaurants in the U.S. and China more than offset higher sales in several developed markets and expansion in emerging markets. Operating income was $550.5 million in 2013. Excluding special charges of $25.0 million related to reorganization activities in the Europe, Middle East and Africa region (EMEA) and a $15.3 million loss on a voluntary pension settlement, both of which were recorded in the fourth quarter of 2013, adjusted operating income rose to $590.8 million from $578.3 million in 2012. This was an increase of 2% and below our long-term objective due in part to the lower rate of sales growth and a significant increase in retirement benefit expense. These factors also impacted 2013 diluted earnings per share, which was $2.91. Excluding the effect of the aforementioned special charges and loss on voluntary pension settlement, adjusted diluted earnings per share for 2013 was $3.13, an increase of 3% from $3.04 diluted earnings per share in 2012.

McCormick continues to generate strong cash flow. Net cash provided by operating activities reached $465.2 million in 2013, an increase from $455.0 million in 2012. A lower contribution to pension plans in 2013 was offset in part by an increase in inventory, largely as a result of strategic purchases and higher material costs. We continued to have a balanced use of cash for capital expenditures, acquisitions and the return of cash to shareholders through dividends and share repurchases. In 2013, that return of cash to our shareholders was a record $357.3 million.

RESULTS OF OPERATIONS—2013 COMPARED TO 2012

	2013	2012
Net sales	$4,123.4	$4,014.2
Percent growth	2.7%	8.6%

Sales for the fiscal year 2013 rose 2.7% from 2012, with growth in the consumer segment partially offset by a decline in the industrial segment. Pricing actions, taken in response to increased raw material and packaging costs, added 1.5% to sales. The incremental impact of the WAPC acquisition, completed in mid-2013, accounted for a 1.5% increase to sales, and increased volume and product mix in the base business added 0.1% to sales. The impact of foreign exchange rates was unfavorable in 2013, reducing sales by 0.4%.

In 2014, we expect to grow sales in a 3% to 5% range from 2013 driven by higher volume, pricing and the incremental impact in the first half of 2014 of the WAPC acquisition.

	2013	2012
Gross profit	$1,665.8	$1,617.8
Gross profit margin	40.4%	40.3%

In 2013, gross profit increased 3.0% while gross profit margin rose 10 basis points. We were able to offset the dollar impact of 3% inflation in raw material and packaging costs with our pricing actions and CCI cost savings. In 2013, CCI cost savings totaled $63 million of which $48 million lowered cost of goods sold. In 2014, we expect to improve our gross profit margin by 50 to 100 basis points from 2013 due to CCI cost savings, together with a more favorable business mix.

	2013	2012
Selling, general & administrative expense (SG&A)	$1,075.0	$1,039.5
Percent of net sales	26.1%	25.9%

Selling, general and administrative expenses were $1,075.0 million in 2013 compared to $1,039.5 million in 2012, an increase of $35.5 million or 20 basis points as a percentage of net sales. Retirement benefit expense increased $20.0 million in 2013 largely as a result of a lower interest rate environment at the November 30, 2012 pension measurement date which negatively impacted 2013 expense. Of the increase in retirement benefit expense, approximately 60% impacted selling, general and administrative expenses. In addition, we increased our brand marketing support by $9.6 million to $207.8 million in 2013, with about half of the increase in digital marketing, which is one of our highest return investments in brand marketing support.

	2013
Special charges	$25.0
Loss on voluntary pension settlement	15.3

In 2013, we announced several reorganization activities in the EMEA region. We expect to record approximately $27 million of cash and non-cash charges related to the plan. For 2013, we recorded $25.0 million of special charges, with $15.9 million related to employee severance, $6.4 million for asset write-downs and $2.7 million for other exit costs. We expect to record approximately $2 million of additional special charges related to this plan in 2014. Total cash expenditures to implement the plan are expected to occur in 2014 and are estimated to be approximately $18 million. We expect to complete the implementation of this plan by 2015. See note 3 of the financial statements for additional information.

In addition to the $25.0 million in special charges outlined above, we recorded a loss on voluntary pension settlement of $15.3 million in 2013 for a settlement of a portion of our U.S. defined benefit obligation, which reduced the size of our pension obligation and should reduce potential pension volatility in the future. The settlement charge relates to a lump sum distribution elected by certain former U.S. employees in exchange for their deferred vested pension plan benefits. This lump sum payout program was completed in 2013. See note 9 of the financial statements for additional information.

	2013	2012
Interest expense	$53.3	$54.6
Other income, net	2.2	2.4

Interest expense for 2013 was lower than the prior year. Most of this decrease is due to the impact of lower average debt balances for 2013 compared to 2012, and was partially aided by slightly lower average interest rates in 2013. The higher average debt balances in 2012 were due to the acquisitions completed late in 2011.

	2013	2012
Income from consolidated operations before income taxes	$499.4	$526.1
Income taxes	133.6	139.8
Effective tax rate	26.8%	26.6%

Discrete tax benefits in 2013 were $3.9 million compared to $2.0 million in 2012. The increase in 2013 is due to the 2013 recognition of a 2012 U.S. research tax credit and reversal of valuation allowances for two subsidiaries originally established against net operating losses. A new law was enacted in 2013 that retroactively granted the research tax credit in 2012.

Tax expense for 2012 benefited from U.S. foreign tax credits that reduced tax expense by $9.7 million due to the repatriation of $70 million of cash from foreign subsidiaries. While no such benefit or repatriation occurred in 2013, tax expense in 2013 as a percentage of pre-tax income approximated the 2012 level due primarily to certain favorable items in 2013, which included the utilization of non-U.S. operating losses, lower state and local income taxes, and the inclusion of the U.S. research tax credit for 2013, as well as the increase in discrete tax benefits described above.

In 2010, the Internal Revenue Service (IRS) commenced an examination of our U.S. federal income tax return for the 2007 and 2008 tax years. During the course of the examination, we have held discussions with the IRS on certain issues and, in October 2012, we received proposed adjustments for these tax years. In November 2012, we deposited $18.8 million with the IRS to stop any potential interest on these proposed adjustments. We disagree with certain of the proposed adjustments and in December 2012, we filed a protest to initiate the IRS administrative appeals process. No further significant events occurred in 2013. We believe we have established appropriate tax accruals under US GAAP for these issues.

In addition, see note 11 of the financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

We expect the tax rate in 2014 to increase from 2013 as a result of the discontinuation of the R&D tax credit, a tax law change in France and the expected mix of business across tax jurisdictions. In addition, we are comparing to the 2013 rate that included $3.9 million of discrete tax items.

	2013	2012
Income from unconsolidated operations	$23.2	$21.5

Income from unconsolidated operations increased $1.7 million in 2013 compared to 2012. Most of this increase is attributable to our largest joint venture, McCormick de Mexico, through strong sales growth, along with improved performance by our Eastern Condiments joint venture in India.

In 2013, our McCormick de Mexico joint venture represented 63% of the sales and 78% of the net income of our unconsolidated joint ventures. We own 50% of our unconsolidated joint ventures, except for a 26% share in our Eastern Condiments joint venture.

We reported diluted earnings per share of $2.91 in 2013, compared to $3.04 in 2012. The following table outlines the major components of the change in diluted earnings per share from 2012 to 2013:

2012 Earnings per share—diluted	$ 3.04
Impact of special charges and loss on voluntary pension settlement	(0.22)
Increase in adjusted operating income	0.06
Impact of lower shares outstanding	0.02
Increase in income from unconsolidated operations	0.01
Increase in effective income tax rate	(0.01)
Lower interest expense	0.01
2013 Earnings per share—diluted	$ 2.91

We measure segment performance based on operating income excluding special charges and the loss on a voluntary pension settlement as these activities are managed separately from the business segments.

Consumer Business

	2013	2012
Net sales	$2,538.0	$2,415.3
Percent growth	5.1%	9.8%
Operating income, excluding special charges and loss on voluntary pension settlement	472.3	456.1
Operating income margin, excluding special charges and loss on voluntary pension settlement	18.6%	18.9%

We grew sales in the consumer business 5.1% in 2013 from 2012, which included a 2.5% increase due to the mid-2013 acquisition of WAPC, a 1.7% increase due to higher price, and a 1.0% increase from higher volumes and improved product mix. The effect of foreign exchange rates in 2013 from 2012 was slightly unfavorable, reducing sales by 0.1%.

In the Americas, consumer business sales rose 2.4%, with volume and product mix adding 1.7%, higher pricing adding 0.9% and unfavorable foreign exchange rates lowering sales by 0.2%. Higher volume and product mix was the result of new product introductions and increased brand marketing. In 2013, our new product launches included grilling items, premium recipe mixes, authentic Hispanic rice mixes and new varieties of Lawry's, Zatarain's and Simply Asia brand products in the U.S. In Canada, we had particular success with gluten-free gravy mixes, introduced new grilling items and imported products from our business in China and affiliate in the Philippines. Across the Americas region, a portion of our incremental brand marketing support was in support of our new products and seasonal events. We also increased our digital marketing activity, which offers a more personalized way to interact with consumers. While we made good progress with these growth initiatives, which contributed to strong consumer demand for spices and seasonings throughout 2013, our U.S. sales slowed in the second half of the year. During this period, private label and smaller competitors gained category share. In 2014, we have actions underway to regain momentum with this part of our business that include a significant increase in brand marketing support, accelerated innovation and improved agility in the marketplace.

In EMEA, consumer business sales increased 3.3%, with pricing and favorable foreign currency exchange rates each adding 1.3%, and higher volume and product mix adding 0.7%. While we had success with new product introductions, increased brand marketing and distribution gains, economic conditions across the region remained challenging. Our innovation in 2013 included the development and introduction of recipe mixes in France and Poland, the launch of grilling items in a number of markets, and new varieties of Vahiné brand dessert items. As in the Americas, higher brand marketing support was devoted to building awareness and trial of new products and towards digital marketing.

In the Asia/Pacific region, sales rose 32.6%. The impact of our 2013 acquisition of WAPC added 30.6% to net sales, pricing added 10.0%, base business volume and product mix declined 4.7% and unfavorable foreign currency exchange rates lowered sales by 3.3%. We achieved a double-digit increase in our base business volume and product mix in China. However, crop shortages of basmati rice led to a steep increase in cost and pricing of basmati rice in India during 2013, and a subsequent decline in our sales volume as consumers turned toward lower cost rice varieties.

Consumer business operating income, excluding special charges and loss on voluntary pension settlement, rose to $472.3 million from $456.1 million in 2012, a 3.6% increase. The growth in operating income was the result of higher sales and CCI savings, offset, in part, by higher retirement benefit expense, a $6.9 million increase in brand marketing support, $4.3 million of transaction costs related to the acquisition of WAPC and higher material costs. Operating income margin, excluding the impact of special charges and loss on voluntary pension settlement, was 18.6% in 2013 compared to 18.9% in 2012. This reduction was due, in part, to the mix of business across regions, as sales in international markets grew at a faster rate than in the U.S., where our profit margin is higher due to larger scale and less complexity.

Industrial Business

	2013	2012
Net sales	$1,585.4	$1,598.9
Percent (decrease) growth	(0.8)%	6.8%
Operating income, excluding special charges and loss on voluntary pension settlement	118.5	122.2
Operating income margin, excluding special charges and loss on voluntary pension settlement	7.5%	7.6%

Sales for the industrial business declined 0.8% in 2013. Pricing actions taken to offset the impact of higher material costs added 1.2%, while volume and product mix lowered sales by 1.2% and unfavorable foreign exchange rates decreased sales 0.8%. The decline in volume and product mix was largely attributable to weak demand from quick service restaurants in the U.S. and China. In the U.S., sales to quick service restaurants were impacted by lower restaurant traffic and customer emphasis on menu items for which McCormick is not a leading supplier. In China, consumer concerns, including avian flu, led to reduced demand for poultry throughout most of 2013. As a leading supplier of coatings and seasonings for chicken, this adversely impacted our sales in 2013.

In the Americas, industrial business sales declined 1.7%. While pricing added 1.2% to sales and favorable foreign currency exchange rates added 0.1%, lower volume and product mix reduced sales 3.0%. Innovation and category growth drove increased sales of seasonings for snack products and sales of branded foodservice items were steady in 2013. However, as indicated, demand from quick service restaurants was weak in the U.S. this period. This weakness is expected to extend into the first part of 2014.

In EMEA, industrial business sales rose 1.4%, with a 3.9% increase in volume and product mix as well as a 2.0% increase from pricing actions. These increases were partially offset by unfavorable foreign exchange rates that reduced sales by 4.5%. Demand from quick service restaurants remained robust, and we met this demand with products that we supply from our facilities in the U.K., Turkey and South Africa.

Industrial business sales in the Asia/Pacific region rose slightly, increasing by 0.2%. Higher volume and product mix added 0.6% and was largely offset by lower pricing of 0.1% and unfavorable foreign exchange rates of 0.3%. Product innovation in other parts of the region largely offset the weaker demand from quick service restaurants in China that was described above. By year-end, the situation in China had improved and further improvement is expected in 2014.

Industrial business operating income, excluding special charges and loss on voluntary pension settlement, was $118.5 million compared to $122.2 million in 2012. The benefit of CCI cost savings was more than offset by higher retirement benefit expense, increased material costs and a $2.7 million increase in marketing support for branded foodservice items. Industrial business operating income margin, excluding the impact of special charges and loss on voluntary pension settlement, was 7.5% in 2013 compared to 7.6% in 2012.

RESULTS OF OPERATIONS—2012 COMPARED TO 2011

	2012	2011
Net sales	$4,014.2	$3,697.6
Percent growth	8.6%	10.8%

Sales for the fiscal year rose 8.6% from 2011 with strong growth in both of our consumer and industrial businesses. Pricing actions, taken in response to increased raw material and packaging costs, added 4.4% to sales. The incremental impact of acquisitions completed in 2011 accounted for a 4.3% increase to sales, and increased volume and product mix in the base business added 1.4% to sales. The impact of foreign exchange rates was unfavorable in 2012, reducing sales 1.5%.

	2012	2011
Gross profit	$1,617.8	$1,522.5
Gross profit margin	40.3%	41.2%

In 2012, gross profit increased 6.3%, however, our gross profit margin declined 90 basis points. In 2012, we were able to offset the dollar impact of a high single digit increase in raw material and packaging costs with our pricing actions and CCI cost savings. In 2012, CCI cost savings totaled $56 million of which $39 million lowered cost of goods sold. While pricing and CCI cost savings offset the dollar impact of increased material costs, the net impact of these factors caused downward pressure on gross profit as a percentage of net sales. Margins were further pressured by our mix of sales in 2012, as sales in international markets grew at a faster rate than in the U.S., where our gross profit margin is higher due to larger scale and less complexity.

	2012	2011
Selling, general & administrative expense (SG&A)	$1,039.5	$982.2
Percent of net sales	25.9%	26.6%

Selling, general and administrative expenses increased 5.8% in 2012 from 2011, but decreased as a percentage of net sales for those same time periods. The decrease in SG&A as a percent of net sales was primarily driven by a leveraging effect of our higher sales on these costs. We had a benefit from CCI cost savings that lowered SG&A $17 million in 2012 and a favorable comparison to 2011 when SG&A included $10.9 million of transaction costs related to completed acquisitions, while 2012 had only $1.7 million of such costs.

During 2012, we increased brand marketing support by $11.0 million from 2011 levels to $198.3 million. A large portion of this increase was in digital marketing, which is one of our highest return investments in brand marketing support.

	2012	2011
Interest expense	$54.6	$51.2
Other income, net	2.4	2.3

Interest expense for 2012 was higher than the prior year. The impact of higher average debt balances in 2012 compared to 2011 was partially offset by the impact of lower interest rates for 2012 compared to 2011. The higher average debt balances in 2012 were due to the acquisitions completed late in 2011.

	2012	2011
Income from consolidated operations before income taxes	$526.1	$491.4
Income taxes	139.8	142.6
Effective tax rate	26.6%	29.0%

In 2012, we repatriated $70.0 million of cash from foreign subsidiaries. This transaction generated U.S. foreign tax credits due to the mix of foreign earnings that related to this cash. These U.S. foreign tax credits reduced 2012 tax expense by $9.7 million and were the major driving factor in a reduction in the tax rate for 2012 as compared to the prior year.

Discrete tax benefits in 2012 were $2.0 million compared to $0.8 million in 2011. The increase in 2012 is mainly due to the reversal of a portion of a valuation allowance originally established against a subsidiary's net operating losses. This subsidiary has established a pattern of profitability which resulted in us concluding that a portion of the valuation allowance should be reversed.

In addition, see note 11 of the financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

	2012	2011
Income from unconsolidated operations	$21.5	$25.4

Income from unconsolidated operations decreased $3.9 million in 2012 compared to 2011. Most of this decrease is attributable to our largest joint venture, McCormick de Mexico, which was negatively impacted by an unfavorable foreign exchange rate between the Mexican peso and the U.S. dollar for most of 2012. While this business grew sales 6%, profits were also pressured by higher soybean oil cost (a main ingredient for mayonnaise which is the leading product for this joint venture). This situation began in the fourth quarter of 2011, and by the fourth quarter of 2012 the year-on-year impact had eased.

In 2012, our McCormick de Mexico joint venture represented 59% of the sales and 82% of the net income of our unconsolidated joint ventures. We own a 26% share in our Eastern Condiments joint venture and on average own 50% of our other unconsolidated joint ventures.

We reported diluted earnings per share of $3.04 in 2012, compared to $2.79 in 2011. The following table outlines the major components of the change in diluted earnings per share from 2011 to 2012:

2011 Earnings per share—diluted	$ 2.79
Increased operating income	0.20
Decrease in effective income tax rate	0.10
Decrease in income from unconsolidated operations	(0.03)
Higher interest expense	(0.02)
2012 Earnings per share—diluted	$ 3.04

Consumer Business

	2012	2011
Net sales	$2,415.3	$2,199.9
Percent growth	9.8%	10.0%
Operating income	456.1	428.4
Operating income margin	18.9%	19.5%

We grew consumer business sales 9.8% in 2012 when compared to 2011, which included a 7.2% increase from acquisitions completed in 2011. The remaining increase was driven by higher pricing which added 3.7% and volume and product mix which added 0.3%. Unfavorable foreign exchange rates reduced sales by 1.4%.

In the Americas, consumer business sales rose 4.0%, primarily as a result of pricing actions which added 4.5%. These pricing actions, taken in response to an increase in material costs, went into effect late in fiscal year 2011. Our 2011 acquisition of Kitchen Basics® added 0.8% to sales, volume and product mix reduced sales by 1.1% and foreign exchange rates reduced sales by 0.2%. While higher prices had an unfavorable impact on volume and product mix, we offset this in part with our initiatives to drive growth through new product introductions and brand marketing. In 2012, our new product launches included a line of gourmet recipe mixes, authentic Hispanic recipe mixes, Zatarain's frozen Dinners for Two, new varieties of Grill Mates®, and in Canada, Club House brand grinders. A portion of our incremental brand marketing support was in support of our new products. We also increased our digital marketing activity, which offers a more personal way to interact with consumers. Recipe views at www.mccormick.com rose 30% in 2012 and our Facebook fan base grew to 1.5 million. In 2011, we reported that an estimated $10 million in sales shifted from the first quarter of 2011 into the fourth quarter of 2010, as a result of customer purchases in advance of a late 2010 price increase.

In EMEA, consumer business sales increased 15.3%, with our 2011 acquisition of Kamis adding 16.9% to sales. Unfavorable foreign currency decreased sales 5.7%. In local currency and excluding the impact of acquisitions, we grew sales 4.1% with 2.9% from volume and product mix and 1.2% from pricing actions. During 2012, we successfully completed the integration of Kamis and sales from this Poland-based business benefited from particular strength in its subsidiary in Russia. For the base business in EMEA, strong execution behind product innovation, brand marketing and new distribution enabled us to achieve growth in a difficult economic environment. We have moved to a masterbrand approach to gain synergies and efficiencies in product development and brand marketing support across our country-specific brands. New products introduced in 2012 included Bag 'n Season®, Grill Mates, Recipe Inspirations® and a number of Vahiné brand dessert items.

In the Asia/Pacific region, sales rose 65.3%. The impact of our 2011 Kohinoor joint venture added 53.8% to sales and favorable foreign exchange rates added 0.4%. We grew sales in local currency, excluding the impact of Kohinoor, 11.1% with 7.7% from volume and product mix and 3.4% from pricing. This increase was driven by China where we achieved rapid sales growth of 23.1% based largely on increased consumer demand. In our other market, Australia, we grew sales 2.9% despite a difficult competitive environment, due in part to new product activity.

Consumer business operating income rose to $456.1 million from $428.4 million in 2011, a 6.4% increase. The growth in operating income was the result of higher sales and CCI savings. Also, operating income in 2011 included the impact of $10.9 million of transaction costs related to the completion of acquisitions that year. In 2012, we invested $13.2 million in additional brand marketing support. Operating income margin was 18.9% in 2012 compared to 19.5% in 2011. This reduction is due in part to the mix of business across regions, as sales in international markets grew at a faster rate than in the U.S., where our profit margin is higher due to larger scale and less complexity.

Industrial Business

	2012	2011
Net sales	$1,598.9	$1,497.7
Percent growth	6.8%	11.9%
Operating income	122.2	111.9
Operating income margin	7.6%	7.5%

Sales for the industrial business grew 6.8% from 2011. Pricing actions taken to offset the impact of higher material costs added 5.3%, while volume and product mix added 3.1% and unfavorable foreign exchange rates decreased sales 1.6%. Both food manufacturers and foodservice customers continue to have an interest in products that feature all natural ingredients, reduced sodium and other healthy attributes. These types of projects accounted for more than 30% of our product development activity during 2012.

In the Americas, we grew industrial business sales 8.2%, with 6.4% from pricing actions and a 2.8% increase from favorable volume and product mix, partially offset by a decrease of 1.0% from unfavorable foreign exchange rates. We grew sales of seasonings and flavors to a number of food manufacturers and also increased sales of branded items to foodservice distributors. However, for the quick service restaurant industry, we saw lower demand for our products and less customer-driven innovation during this period.

In EMEA, industrial business sales rose 5.5%, with a 7.7% increase in volume and product mix, as well as a 3.6% increase from pricing actions, partially offset by unfavorable foreign exchange rates that reduced sales by 5.8%. Demand from quick service restaurants remained strong, and we met this demand with products that we supply from our facilities in the U.K., Turkey and South Africa.

Industrial business sales in the Asia/Pacific region rose 1.1%. Higher pricing added 2.4% and favorable foreign exchange rates added 1.2%, while volume and product mix declined 2.5%. By comparison, volume and product mix for our industrial business in the Asia/Pacific region rose 10.7% in 2011 and included a significant impact from new product introductions and regional expansion by quick service restaurants.

Industrial business operating income increased to $122.2 million in 2012 from $111.9 million in 2011, a 9.2% increase. The growth in operating income was driven largely by higher sales and cost savings from CCI. Our industrial business operating income margin in 2012 was 7.6% compared to 7.5% in 2011.

NON-GAAP FINANCIAL MEASURES

The tables below include financial measures of adjusted operating income, adjusted net income and adjusted diluted earnings per share, each excluding the impact of special charges and loss on voluntary pension settlement in 2013. There were no adjustments to 2012 or 2011 financial results. These represent non-GAAP financial measures, which are prepared as a complement to our financial results prepared in accordance with United States generally accepted accounting principles. We believe this non-GAAP information is important for purposes of comparison to prior periods and development of future projections and earnings growth prospects.

This information is also used by management to measure the profitability of our ongoing operations and analyze our business performance and trends.

In 2013 we recorded $25.0 million of special charges related to reorganization activities in the EMEA region and a $15.3 million loss on voluntary pension settlement related to a U.S. pension plan settlement charge for a lump sum distribution to former employees in exchange for their deferred vested pension plan benefits. We are treating these special charges and loss on voluntary pension settlement as adjustments to our operating income, net income and diluted earnings per share. We are providing non-GAAP results that exclude the impact of these special charges and loss on voluntary pension settlement as it allows for a better comparison of 2013 financial results to 2012 and 2011. See notes 3 and 9 of the financial statements for additional information on the special charges and the loss on voluntary pension settlement, respectively.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP financial results is provided below.

	2013	2012	2011
Operating income	$550.5	$578.3	$540.3
Impact of special charges and loss on voluntary pension settlement	40.3	—	—
Adjusted operating income	$590.8	$578.3	$540.3
% increase versus prior year	2.2%	7.0%	6.0%
Net income	$389.0	$407.8	$374.2
Impact of special charges and loss on voluntary pension settlement	29.2	—	—
Adjusted net income	$418.2	$407.8	$374.2
% increase versus prior year	2.6%	9.0%	5.0%
Earnings per share—diluted	$ 2.91	$ 3.04	$ 2.79
Impact of special charges and loss on voluntary pension settlement	0.22	—	—
Adjusted earnings per share—diluted	$ 3.13	$ 3.04	$ 2.79
% increase versus prior year	3.0%	9.0%	5.3%

In addition to the above non-GAAP measures, we use total debt to earnings before interest, tax, depreciation and amortization (EBITDA) as a measure of leverage. EBITDA and the ratio of total debt to EBITDA are both non-GAAP financial measures. This ratio measures our ability to repay outstanding debt obligations. Our target for total debt to EBITDA, excluding the temporary impact from acquisition activity, is 1.5 to 1.7. We believe that total debt to EBITDA is a meaningful metric to investors in evaluating our financial leverage and may be different than the method used by other companies to calculate total debt to EBITDA.

We define adjusted EBITDA as net income plus expenses of interest, income taxes, depreciation and amortization, special charges and loss on voluntary pension settlement. The following table reconciles our adjusted EBITDA to our net income:

	2013	2012	2011
Net income	$ 389.0	$ 407.8	$ 374.2
Special charges and loss on voluntary pension settlement	40.3	—	—
Depreciation and amortization	106.0	102.8	98.3
Interest expense	53.3	54.6	51.2
Income tax expense	133.6	139.8	142.6
Adjusted EBITDA	$ 722.2	$ 705.0	$ 666.3
Total debt	$1,233.1	$1,171.8	$1,252.1
Total debt/Adjusted EBITDA	1.71	1.66	1.88

LIQUIDITY AND FINANCIAL CONDITION

	2013	2012	2011
Net cash provided by operating activities	$ 465.2	$ 455.0	$ 340.0
Net cash used in investing activities	(239.7)	(109.0)	(537.5)
Net cash provided by (used in) financing activities	(245.9)	(324.3)	187.8

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, increase our dividend, fund capital projects and make share repurchases when appropriate. In 2014, we expect to continue our share repurchase activity and fund all or a portion of possible future acquisitions.

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement do not agree with changes in the operating assets and liabilities that are presented in the balance sheet.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates can be significantly affected by fluctuations in foreign exchange rates between periods. At November 30, 2013, the exchange rates for the Euro, Polish zloty and British pound sterling were higher versus the U.S. dollar compared to 2012. At November 30, 2013, the exchange rate for the Canadian dollar, Australian dollar and Indian rupee versus the U.S. dollar were lower than at November 30, 2012.

Operating Cash Flow—Operating cash flow was $465.2 million in 2013, $455.0 million in 2012 and $340.0 million in 2011. The variability between years is due in part to changes in pension contributions which were $42.7 million in 2013, $104.3 million in 2012 and $42.7 million in 2011. The change in inventory also had an impact on the variability in cash flow from operations, as it was a use of cash in 2013 and 2011 and a source of cash in 2012. Higher net income in 2012 compared to 2011 was also a factor in the increased cash flow in 2012.

In addition to operating cash flow, we also use cash conversion cycle (CCC) to measure our working capital management. This metric is different than operating cash flow in that it uses average balances instead of specific point in time measures. CCC is a calculation of the number of days, on average, that it takes us to convert a cash outlay for resources, such as raw materials, to a cash inflow from collection of accounts receivable. Our goal is to lower our CCC over time. We calculate CCC as follows:

Days sales outstanding (average trade accounts receivable divided by average daily net sales) plus days in inventory (average inventory divided by average daily cost of goods sold) less days payable outstanding (average trade accounts payable divided by average daily cost of goods sold plus the average daily change in inventory).

The following table outlines our cash conversion cycle (in days) over the last three years:

	2013	2012	2011
Cash Conversion Cycle	84.8	82.1	86.2

The increase in CCC from 2012 to 2013 is due to an increase in our days sales outstanding and a decrease in our days payable outstanding. The increase in days sales outstanding was due in part to a greater customer response in 2013 to our U.S. holiday display program, which includes extended terms. The decrease in CCC from 2011 to 2012 is mainly due to a decrease in our days in inventory as a result of decreased strategic raw material inventory. In the future we expect to continue to reduce CCC by decreasing our days in inventory.

Investing Cash Flow—Net cash used in investing activities was $239.7 million in 2013, $109.0 million in 2012 and $537.5 million in 2011. The variability between years is principally a result of cash usage related to our acquisitions of businesses and joint venture interests, which amounted to $142.3 million in 2013 and $441.4 million in 2011. We did not make any acquisitions in 2012. See note 2 of the financial statements for further details related to these acquisitions. Capital expenditures were $99.9 million in 2013, $110.3 million in 2012 and $96.7 million in 2011. We expect 2014 capital expenditures to range between $120 million and $130 million.

Financing Cash Flow—Net cash used in financing activities was $245.9 million in 2013 and $324.3 million in 2012. In 2011, net cash provided from financing activities was $187.8 million. The variability between years is principally a result of share repurchase and dividend activity, described below, and of changes in our net borrowing activity. In 2013, our net borrowing activity provided cash of $66.7 million. We received net cash proceeds of $246.2 million from our issuance of $250 million of 3.50% notes due 2023. We used these net proceeds, together with cash on hand, to repay $250 million of maturing 5.25% notes and $1.4 million of other long-term debt, and we increased our net short-term borrowings by $71.9 million in 2013. In 2012, our net borrowing activity used cash of $80.5 million, due principally to a $76.6 million net reduction in short-term borrowings. In 2011, our net borrowing activity provided cash of $367.6 million. In 2011, we received $247.5 million from our issuance of $250 million of 3.90% notes due 2021. These proceeds were used to partially fund our acquisition of Kamis. In 2011, we also repaid $101.1 million of long-term debt and increased our net short-term borrowings by $216.7 million.

The following table outlines the activity in our share repurchase programs (in millions):

	2013	2012	2011
Number of shares of common stock	2.7	2.4	1.9
Dollar amount	$177.4	$132.2	$89.3

As of November 30, 2013, $360 million remained of a $400 million share repurchase program that was authorized by our Board of Directors in April 2013. During the fourth quarter of 2013, we completed a previous $400 million share repurchase program that had been authorized in June 2010.

The common stock issued in 2013, 2012 and 2011 relates to our stock compensation plans.

Our dividend history over the past three years is as follows:

	2013	2012	2011
Total dividends paid	$179.9	$164.7	$148.5
Dividends paid per share	1.36	1.24	1.12
Percentage increase per share	9.7%	10.7%	7.7%

In November 2013, the Board of Directors approved an 8.8% increase in the quarterly dividend from $0.34 to $0.37 per share. During the past five years, dividends per share have risen at a compound annual rate of 9.0%.

	2013	2012	2011
Total debt/adjusted EBITDA	1.71	1.66	1.88

The changes in our total debt to adjusted EBITDA from 2011 to 2013 are mainly due to changes in our debt in conjunction with acquisition activity and the subsequent reduction of that debt. In 2011, we increased our debt levels to help fund our Kohinoor, Kamis and Kitchen Basics acquisitions. During 2012, the debt associated with these acquisitions was reduced to bring our total debt to EBITDA within our target range of 1.5 to 1.7. For 2013, our EBITDA is lower due to the impact of the special charges and loss on voluntary pension settlement. Excluding these items, adjusted EBITDA for 2013 was $722.2 million and the ratio of total debt to adjusted EBITDA was 1.71.

Most of our cash is in our foreign subsidiaries. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The permanent repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations, capital projects and future acquisitions. At year end, we temporarily used $102.3 million of cash from our foreign subsidiaries to pay down short-term debt in the U.S. The average short-term borrowings outstanding for the years ended November 30, 2013 and 2012 were $390.7 million and $417.6 million, respectively. The total average debt outstanding for the years ended November 30, 2013 and 2012 was $1,395.7 million and $1,422.6 million, respectively.

In November 2012 and in April and August 2013, we entered into a total of $175 million of forward-starting interest rate swap and Treasury rate lock agreements to manage our interest rate risk associated with the anticipated issuance of fixed rate notes in August 2013. We cash settled all of these agreements, which were designated as cash flow hedges, for a gain of $9.0 million simultaneous with the issuance of the notes at an all-in effective fixed rate of 3.30% on the full $250 million of debt. The gain on these agreements is deferred in accumulated other comprehensive income and will be amortized to reduce interest expense over the life of the notes. Hedge ineffectiveness of these agreements was not material.

See notes 6 and 7 of the financial statements for further details of these transactions.

Credit and Capital Markets—Global credit and capital markets continued to improve in 2013. The following summarizes the more significant impacts of credit and capital markets on our business:

CREDIT FACILITIES—Cash flows from operating activities are our primary source of liquidity for funding growth, dividends and capital expenditures. For 2013, 2012 and the first half of 2011, we also used this cash to make share repurchases. In the second half of 2011, we used operating cash flow to help fund our 2011 acquisitions of Kamis, Kohinoor and Kitchen Basics. We also rely on our revolving credit facility, or borrowings backed by this facility, to fund seasonal working capital needs and other general corporate requirements.

Our major revolving credit facility has a total committed capacity of $600 million, which expires in 2016. We generally use this facility to support our issuance of commercial paper. If the commercial paper market is not available or viable, we could borrow directly under our revolving credit facility. The facility is made available by a syndicate of banks, with various commitments per bank. If any of the banks in this syndicate are unable to perform on their commitments, our liquidity could be impacted, which could reduce our ability to grow through funding of seasonal working capital. In addition to our committed revolving credit facility, we have uncommitted credit facilities for $125.4 million as of November 30, 2013. We engage in regular communication with all of the banks participating in our credit facilities. During these communications, none of the banks have indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions and other aspects of the relationships. Based on these communications and our monitoring activities, we believe our banks will perform on their commitments. See also note 6 of the financial statements for more details on our financing arrangements. We believe that our internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to fund ongoing operations.

PENSION ASSETS—We hold investments in equity and debt securities in both our qualified defined benefit pension plans and through a rabbi trust for our nonqualified defined benefit pension plan. Cash payments to pension plans, including unfunded plans, were $42.7 million in 2013, $104.3 million in 2012 and $42.7 million in 2011. Our cash contributions in 2012 include a $35 million contribution made late in the fiscal year to bring the pension plan's funding status within company guidelines. It is expected that the 2014 total pension plan contributions will be approximately $16 million, primarily for international plans. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan's liabilities. Across all plans, approximately 66% of assets are invested in equities, 29% in fixed income investments and 5% in other investments. See also note 9 of the financial statements which provides details on our pension funding.

CUSTOMERS AND COUNTERPARTIES—See the subsequent section of this discussion under Market Risk Sensitivity—Credit Risk.

ACQUISITIONS

Acquisitions are part of our strategy to increase sales and profits. We have a particular interest in emerging markets.

In 2013, we purchased the assets of Wuhan Asia-Pacific Condiments Co. Ltd. (WAPC), a privately held company based in China, for $144.8 million, which included $142.3 million of cash paid, net of closing adjustments, and the assumption of $2.5 million of liabilities. The acquisition was financed with a combination of cash and debt. WAPC, included in our consumer business segment, manufactures and markets DaQiao and ChuShiLe® brand bouillon products, which have a leading position in the central region of China.

In 2011, we purchased the assets of Kitchen Basics, Inc., based in the U.S., for $40 million and the shares of Kamis S.A., based in Poland, for $287 million. Both acquisitions are consumer businesses and were financed with a combination of cash and debt. We also completed a joint venture with Kohinoor Foods Ltd. in India, investing $113 million for an 85% interest in Kohinoor Speciality Foods India Private Limited. This was financed with a combination of cash and debt. This joint venture is consolidated and included in our consumer business segment.

See note 2 of the financial statements for further details of these acquisitions.

PERFORMANCE GRAPH—SHAREHOLDER RETURN

Below is a line graph comparing the yearly change in McCormick's cumulative total shareholder return (stock price appreciation plus reinvestment of dividends) on McCormick's Non-Voting Common Stock with (1) the cumulative total return of the Standard & Poor's 500 Stock Price Index, assuming reinvestment of dividends, and (2) the cumulative total return of the Standard & Poor's Packaged Foods & Meats Index, assuming reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among McCormick & Co., Inc., the S&P 500 Stock Price Index and the S&P Packaged Foods & Meats Index



$280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
McCormick & Co., Inc.
S&P 500
S&P Packaged Foods & Meats
11/08
11/09
11/10
11/11
11/12
11/13

*$100 invested on 11/30/08 in stock or index, including reinvestment of dividends. Fiscal year ending November 30.

MARKET RISK SENSITIVITY

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 6 and 7 of the financial statements.

Foreign Exchange Risk—We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Polish zloty, Australian dollar, Mexican peso, Chinese renminbi, Indian rupee, Thai baht, Swiss franc and the British pound sterling versus the Euro. We routinely enter into foreign currency exchange contracts to manage certain of these foreign currency risks.

During 2013, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Poland, Canada, Australia and India. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2013. All contracts are valued in U.S. dollars using year-end 2013 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2013

Currency sold	Currency received	Notional value	Average contractual exchange rate	Fair value
Euro	U.S. dollar	$19.8	1.34	$(0.3)
British pound sterling	U.S. dollar	10.4	1.58	(0.3)
Canadian dollar	U.S. dollar	31.6	0.96	0.7
Australian dollar	U.S. dollar	4.3	0.93	0.1
Polish zloty	U.S. dollar	9.6	3.23	(0.3)
U.S. dollar	Canadian dollar	62.2	0.94	(0.1)
U.S. dollar	Euro	33.9	1.36	0.1
British pound sterling	Euro	24.6	0.85	(0.5)

We have a number of smaller contracts with an aggregate notional value of $8.5 million to purchase or sell other currencies, such as the Swiss franc and the Singapore dollar, as of November 30, 2013. The aggregate fair value of these contracts was $0.1 million at November 30, 2013.

Included in the table above are $96.1 million notional value of contracts that have durations of less than seven days that are used to hedge short-term cash flow funding. Remaining contracts have durations of one to 12 months.

At November 30, 2012, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar and Thai baht with a notional value of $188.8 million, all of which matured in 2013. The aggregate fair value of these contracts was $(1.0) million at November 30, 2012.

Interest Rate Risk—Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2013 and 2012. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2013

	2014	2015	2016	2017	Thereafter	Total	Fair value
Debt							
Fixed rate	$ 1.9	$200.9	$ 0.2	$250.2	$556.3	$1,009.5	$1,096.2
Average interest rate	5.59%	5.21%	11.94%	5.76%	4.14%	—	—
Variable rate	$212.2	$ 0.6	$ 0.6	$ 0.7	$ 3.8	$ 217.9	$ 217.9
Average interest rate	0.73%	7.90%	7.90%	7.90%	7.90%	—	—

The table above displays the debt by the terms of the original debt instrument without consideration of fair value, interest rate swaps and any loan discounts or origination fees. Interest rate swaps have the following effects. The fixed interest rate on $100 million of the 5.20% notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period. We issued $250 million of 5.75% notes due in 2017 in December 2007. Forward treasury lock agreements of $150 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 6.25%. We issued $250 million of 3.90% notes due in 2021 in July 2011. Forward treasury lock agreements of $200 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 4.01%. We issued $250 million of 3.50% notes due in 2023 in August 2013. Forward treasury lock agreements of $175 million were settled upon the issuance of these notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 3.30%.

Commodity Risk—We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. In 2013, our most significant raw materials were pepper, dairy products, rice, capsicums (red peppers and paprika), onion, garlic and soybean oil. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We generally have not used derivatives to manage the volatility related to this risk. To the extent that we have used derivatives for this purpose, it has not been material to our business.

Credit Risk—The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognizes trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2013:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Short-term borrowings	$ 211.6	$211.6	—	—	—
Long-term debt	1,015.8	2.5	$202.3	$251.9	$559.1
Operating leases	86.2	23.6	34.2	19.5	8.9
Interest payments	295.9	43.8	83.5	67.9	100.7
Raw material purchase obligations[a]	343.6	343.6	—	—	—
Other purchase obligations[b]	19.8	16.7	3.1	—	—
Total contractual cash obligations	$1,972.9	$641.8	$323.1	$339.3	$668.7

(a) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.
(b) Other purchase obligations primarily consist of advertising media commitments and electricity contracts.

Pension and postretirement funding can vary significantly each year due to changes in legislation, our significant assumptions and investment return on plan assets. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Guarantees	$ 0.6	$ 0.6	—	—	—
Standby and trade letters of credit	61.9	61.9	—	—	—
Total commercial commitments	$62.5	$62.5	—	—	—

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2013 and 2012.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are issued periodically that affect our current and future operations. See note 1 of the financial statements for further details of these impacts.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to U.S. GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates, and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. Our most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

In several of our major geographic markets, the consumer business sells our products by entering into annual or multi-year customer contracts. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. These items are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds and marketing spending. We routinely review these criteria and make adjustments as facts and circumstances change.

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount. We test indefinite-lived intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Goodwill Impairment

Our reporting units are the same as our operating segments. We calculate fair value of a reporting unit by using a discounted cash flow model. Our discounted cash flow model calculates fair value by present valuing future expected cash flows of our reporting units using our internal cost of capital as the discount rate. We then compare this fair value to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit's goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. As of November 30, 2013, we had $1,798.5 million of goodwill recorded in our balance sheet ($1,654.7 million in the consumer segment and $143.8 million in the industrial segment). Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values. Accordingly we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Indefinite-lived Intangible Asset Impairment

Our indefinite-lived intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the indefinite-lived intangible asset. As of November 30, 2013, we had $269.7 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names.

Below is a table which outlines the book value of our major brand names and trademarks as of November 30, 2013:

Zatarain's	$106.4
Lawry's	48.0
Kamis	40.8
Wuhan	23.0
Kohinoor	18.7
Simply Asia/Thai Kitchen	18.8
Other	14.0
Total	$269.7

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We believe that our tax return positions are fully supported, but tax authorities may challenge certain positions. We evaluate our uncertain tax positions in accordance with the U.S. GAAP guidance for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and tax planning strategies in assessing the need for a valuation allowance. Both future taxable income and tax planning strategies include a number of estimates.

Pension and Postretirement Benefits

Pension and other postretirement plans' costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% increase or decrease in the actuarial assumption for the discount rate would impact 2014 pension and postretirement benefit expense by approximately $15 million. A 1% increase or decrease in the expected return on plan assets would impact 2014 pension expense by approximately $8 million. In addition, see the preceding sections of MD&A and note 9 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, dividend yield and risk-free interest rate. Our valuation methodology and significant assumptions used are disclosed in note 10 of the financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

This information is set forth in the "Market Risk Sensitivity" section of "Management's Discussion and Analysis" and in note 7 of the financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF MANAGEMENT

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on our estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

We are also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Business Ethics Policy. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2013.

Our internal control over financial reporting as of November 30, 2013 has been audited by Ernst & Young LLP.

Alan D. Wilson — *Chairman, President & Chief Executive Officer*

Gordon M. Stetz, Jr. — *Executive Vice President & Chief Financial Officer*

Christina M. McMullen — *Vice President & Controller Chief Accounting Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of
McCormick & Company, Incorporated

We have audited McCormick & Company, Incorporated's internal control over financial reporting as of November 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). McCormick & Company, Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2013 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2013 and 2012 and the related consolidated income statements, statements of comprehensive income, statements of shareholders' equity and cash flow statements for each of the three years in the period ended November 30, 2013, and our report dated January 29, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
January 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consolidated Financial Statements

The Board of Directors and Shareholders of
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2013 and 2012, and the related consolidated income statements, statements of comprehensive income, statements of shareholders' equity, and cash flow statements for each of the three years in the period ended November 30, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated at November 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated's internal control over financial reporting as of November 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated January 29, 2014 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
January 29, 2014

CONSOLIDATED INCOME STATEMENT

for the year ended November 30 (millions except per share data)	2013	2012	2011
Net sales	$4,123.4	$4,014.2	$3,697.6
Cost of goods sold	2,457.6	2,396.4	2,175.1
Gross profit	1,665.8	1,617.8	1,522.5
Selling, general and administrative expense	1,075.0	1,039.5	982.2
Special charges	25.0	—	—
Loss on voluntary pension settlement	15.3	—	—
Operating income	550.5	578.3	540.3
Interest expense	53.3	54.6	51.2
Other income, net	2.2	2.4	2.3
Income from consolidated operations before income taxes	499.4	526.1	491.4
Income taxes	133.6	139.8	142.6
Net income from consolidated operations	365.8	386.3	348.8
Income from unconsolidated operations	23.2	21.5	25.4
Net income	$ 389.0	$ 407.8	$ 374.2
Earnings per share—basic	$ 2.94	$ 3.07	$ 2.82
Earnings per share—diluted	$ 2.91	$ 3.04	$ 2.79

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended November 30 (millions)	2013	2012	2011
Net income	$ 389.0	$ 407.8	$ 374.2
Net income attributable to non-controlling interest	1.3	1.9	0.8
Other comprehensive income (loss):			
Unrealized components of pension and other postretirement plans	235.6	(126.9)	(81.0)
Currency translation adjustments	(3.5)	(15.5)	(8.2)
Change in derivative financial instruments	11.8	(2.4)	3.8
Deferred taxes	(87.1)	43.0	25.8
Comprehensive income	$ 547.1	$ 307.9	$ 315.4

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEET

at November 30 (millions)	2013	2012
Assets		
Cash and cash equivalents	$ 63.0	$ 79.0
Trade accounts receivable, less allowances of $4.1 for 2013 and $4.0 for 2012	495.5	465.9
Inventories	676.9	615.0
Prepaid expenses and other current assets	134.8	125.5
Total current assets	1,370.2	1,285.4
Property, plant and equipment, net	576.6	547.3
Goodwill	1,798.5	1,695.3
Intangible assets, net	333.4	323.5
Investments and other assets	371.0	313.9
Total assets	$4,449.7	$4,165.4
Liabilities		
Short-term borrowings	$ 211.6	$ 140.3
Current portion of long-term debt	2.5	252.3
Trade accounts payable	387.3	375.8
Other accrued liabilities	461.7	419.2
Total current liabilities	1,063.1	1,187.6
Long-term debt	1,019.0	779.2
Other long-term liabilities	419.9	498.4
Total liabilities	2,502.0	2,465.2
Shareholders' equity		
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2013—12.1 shares, 2012—12.4 shares	352.8	332.6
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2013—119.0 shares, 2012—120.1 shares	609.6	575.6
Retained earnings	970.4	934.6
Accumulated other comprehensive loss	(0.3)	(159.9)
Non-controlling interests	15.2	17.3
Total shareholders' equity	1,947.7	1,700.2
Total liabilities and shareholders' equity	$4,449.7	$4,165.4

See Notes to Consolidated Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended November 30 (millions)	2013	2012	2011
Operating activities			
Net income	$ 389.0	$ 407.8	$ 374.2
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	106.0	102.8	98.3
Stock-based compensation	18.7	20.2	13.0
Special charges	25.0	—	—
Loss on voluntary pension settlement	15.3	—	—
Loss on sale of assets	0.3	0.8	0.8
Deferred income taxes	(15.3)	24.3	38.0
Income from unconsolidated operations	(23.2)	(21.5)	(25.4)
Changes in operating assets and liabilities:			
Trade accounts receivable	(29.2)	(38.8)	(8.6)
Inventories	(59.9)	1.2	(111.3)
Trade accounts payable	12.1	8.2	49.3
Other assets and liabilities	21.8	(65.6)	(104.5)
Dividends received from unconsolidated affiliates	4.6	15.6	16.2
Net cash provided by operating activities	465.2	455.0	340.0
Investing activities			
Acquisitions of businesses and joint venture interests	(142.3)	—	(441.4)
Capital expenditures	(99.9)	(110.3)	(96.7)
Proceeds from sale of property, plant and equipment	2.5	1.3	0.6
Net cash used in investing activities	(239.7)	(109.0)	(537.5)
Financing activities			
Short-term borrowings, net	71.9	(76.6)	216.7
Long-term debt borrowings	246.2	0.8	252.0
Long-term debt repayments	(251.4)	(4.7)	(101.1)
Proceeds from exercised stock options	44.7	53.1	58.0
Common stock acquired by purchase	(177.4)	(132.2)	(89.3)
Dividends paid	(179.9)	(164.7)	(148.5)
Net cash (used in) provided by financing activities	(245.9)	(324.3)	187.8
Effect of exchange rate changes on cash and cash equivalents	4.4	3.4	12.8
(Decrease) increase in cash and cash equivalents	(16.0)	25.1	3.1
Cash and cash equivalents at beginning of year	79.0	53.9	50.8
Cash and cash equivalents at end of year	$ 63.0	$ 79.0	$ 53.9

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interests	Total Shareholders' Equity
Balance, November 30, 2010	12.5	120.6	$756.5	$ 700.9	$ (3.7)	$ 9.0	$1,462.7
Net income				374.2			374.2
Net income attributable to non-controlling interest						0.8	0.8
Other comprehensive loss, net of tax					(55.3)	(4.3)	(59.6)
Non-controlling interest of acquired business						11.9	11.9
Dividends				(152.5)			(152.5)
Dividends attributable to non-controlling interest						(0.6)	(0.6)
Stock-based compensation			13.0				13.0
Shares purchased and retired	(0.3)	(1.8)	(12.6)	(83.8)			(96.4)
Shares issued, including tax benefit of $12.5	1.4	0.5	65.0				65.0
Equal exchange	(1.2)	1.2					—
Balance, November 30, 2011	12.4	120.5	$821.9	$ 838.8	$ (59.0)	$16.8	$1,618.5
Net income				407.8			407.8
Net income attributable to non-controlling interest						1.9	1.9
Other comprehensive loss, net of tax					(100.9)	(0.9)	(101.8)
Dividends				(168.4)			(168.4)
Dividends attributable to non-controlling interest						(0.5)	(0.5)
Stock-based compensation			20.2				20.2
Shares purchased and retired	(0.6)	(2.4)	(25.5)	(143.6)			(169.1)
Shares issued, including tax benefit of $13.3	2.0	0.6	91.6				91.6
Equal exchange	(1.4)	1.4					—
Balance, November 30, 2012	12.4	120.1	$908.2	$ 934.6	$(159.9)	$17.3	$1,700.2
Net income				389.0			389.0
Net income attributable to non-controlling interest						1.3	1.3
Other comprehensive income (loss), net of tax					159.6	(2.8)	156.8
Dividends				(183.3)			(183.3)
Dividends attributable to non-controlling interest						(0.6)	(0.6)
Stock-based compensation			18.7				18.7
Shares purchased and retired	(0.3)	(2.5)	(19.5)	(169.9)			(189.4)
Shares issued, including tax benefit of $12.6	1.1	0.3	55.0				55.0
Equal exchange	(1.1)	1.1					—
Balance, November 30, 2013	12.1	119.0	$962.4	$ 970.4	$ (0.3)	$15.2	$1,947.7

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation
The financial statements include the accounts of our majority-owned or controlled subsidiaries and affiliates. Intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, our share of net income or loss of unconsolidated affiliates is included in net income.

Foreign Currency Translation
For majority-owned or controlled subsidiaries and affiliates, if located outside of the U.S., with functional currencies other than the U.S. dollar, asset and liability accounts are translated at the rates of exchange at the balance sheet date and the resultant translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these majority-owned or controlled subsidiaries and affiliates—that is, transactions denominated in other than the functional currency—are included in net earnings.

Our unconsolidated affiliates located outside the U.S. generally use their local currencies as their functional currencies. The asset and liability accounts of those unconsolidated affiliates, and our investment in the net assets of those unconsolidated affiliates, are translated at the rates of exchange at the balance sheet date and the resultant translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Our income from these unconsolidated operations is translated at average monthly rates of exchange.

Use of Estimates
Preparation of financial statements that follow accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual amounts could differ from these estimates.

Cash and Cash Equivalents
All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined using standard or average costs which approximate the first-in, first-out costing method.

Property, Plant and Equipment
Property, plant and equipment is stated at historical cost and depreciated over its estimated useful life using the straight-line method for financial reporting and both accelerated and straight-line methods for tax reporting. The estimated useful lives range from 20 to 40 years for buildings and 3 to 12 years for machinery, equipment and computer software. Repairs and maintenance costs are expensed as incurred.

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $16.7 million of software during the year ended November 30, 2013, $20.5 million during the year ended November 30, 2012 and $17.3 million during the year ended November 30, 2011.

Goodwill and Other Intangible Assets
We review the carrying value of goodwill and indefinite-lived intangible assets and conduct tests of impairment on an annual basis as described below. We also test goodwill for impairment if events or circumstances indicate it is more likely than not that the fair value of a reporting unit is below its carrying amount and test indefinite-lived intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired. Separable intangible assets that have finite useful lives are amortized over those lives.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Goodwill Impairment
Our reporting units used to assess potential goodwill impairment are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit's goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Indefinite-lived Intangible Asset Impairment
Our indefinite-lived intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the indefinite-lived intangible asset. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the recorded indefinite-lived intangible asset exceeds the fair value.

Long-lived Fixed Asset Impairment
Fixed assets and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Undiscounted cash flow analyses are used to determine if an impairment exists. If an impairment is determined to exist, the loss is calculated based on estimated fair value.

Revenue Recognition
We recognize revenue when we have an agreement with the customer, the product has been delivered to the customer, the sales price is fixed and collectability is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on historical experience and contractual terms.

Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

Trade accounts receivable are amounts billed and currently due from customers. We have an allowance for doubtful accounts to reduce our receivables to their net realizable value. We estimate the allowance for doubtful accounts based on our history of collections and the aging of our receivables.

Shipping and Handling
Shipping and handling costs on our products sold to customers are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $96.9 million, $94.8 million and $89.4 million for 2013, 2012 and 2011, respectively.

Research and Development
Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $61.3 million, $57.8 million and $58.1 million for 2013, 2012 and 2011, respectively.

Brand Marketing Support
Total brand marketing support costs, which are included in selling, general and administrative expense in the income statement, were $207.8 million, $198.3 million and $187.3 million for 2013, 2012 and 2011, respectively. Brand marketing support costs include advertising, promotions and customer trade funds used for cooperative advertising. Promotion costs include public relations, shopper marketing, digital asset depreciation and general consumer promotion activities. Advertising costs include the development, production and communication of advertisements through television, digital, print and radio. These advertisements are expensed as incurred, or for development and production, in the period in which they first run. Advertising expense was $85.0 million, $86.2 million and $77.2 million for 2013, 2012 and 2011, respectively.

Employee Benefit and Retirement Plans
We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor defined contribution plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

We recognize the overfunded or underfunded status of our defined benefit pension plans as an asset or a liability in the balance sheet, with changes in the funded status recorded through comprehensive income in the year in which those changes occur.

The expected return on plan assets is determined using the expected rate of return and a calculated value of plan assets referred to as the market-related value of plan assets. Differences between assumed and actual returns are amortized to the market-related value of assets on a straight-line basis over five years.

We use the corridor approach in the valuation of defined benefit pension plans. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of active plan participants.

Recently Issued Accounting Pronouncements
In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-02 *Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.* This guidance is intended to provide disclosure on items reclassified out of accumulated other comprehensive income either in the notes or parenthetically on the face of the income statement and will be effective for our first quarter of 2014. Early adoption is permitted; however, we have not currently elected to early adopt this standard. We do not expect any material impact on our financial statements from adoption.

In June 2011, the FASB issued Accounting Standards Update No. 2011-05 *Comprehensive Income (Topic 220): Presentation of Comprehensive Income.* This guidance is intended to increase the prominence of other comprehensive income in financial statements by presenting it in either a single statement or two-statement approach. We adopted this new accounting pronouncement with our first quarter of 2013 and have included a Consolidated Statement of Comprehensive Income in this filing.

2. ACQUISITIONS

Acquisitions are part of our strategy to increase sales and profits.

On May 31, 2013, we completed the purchase of the assets of Wuhan Asia-Pacific Condiments Co. Ltd. (WAPC), a privately held company based in China, for $144.8 million, which included $142.3 million of cash paid, net of closing adjustments, and the assumption of $2.5 million of liabilities. The acquisition was financed with a combination of cash and debt. WAPC manufactures and markets DaQiao and ChuShiLe brand bouillon products, which have a leading position in the central region of China. WAPC is included in our consumer business segment from the date of acquisition. At the time of acquisition, annual sales of WAPC were approximately $122 million. As of November 30, 2013, a preliminary valuation of the assets of WAPC resulted in $29.2 million allocated to tangible net assets, $37.7 million allocated to other intangible assets and $77.9 million allocated to goodwill. WAPC added $59.4 million to sales during 2013. It had a neutral impact on net income, with integration and financing costs offsetting operating profit from the business. We expect the valuation of assets to be completed in the first quarter of 2014. Goodwill related to the WAPC acquisition is not deductible for tax purposes. During the years ended November 30, 2013 and 2012, we recorded $4.3 million and $1.7 million, respectively, in transaction-related expenses associated with the WAPC acquisition in selling, general and administrative expenses in our income statement.

In September 2011, we entered into a joint venture with Kohinoor Foods Ltd. in India whereby we invested $113.0 million for an 85% interest in the joint venture, Kohinoor Speciality Foods India Private Limited (Kohinoor), which was financed with a combination of cash and debt. This joint venture is consolidated and included in our consumer business segment from the date of acquisition. Kohinoor sells branded basmati rice and other food products in India and had annual net sales of approximately $85 million at the time of the formation of the joint venture. During the fourth quarter of 2012, we completed the final valuation of the assets for Kohinoor which resulted in $6.0 million allocated to tangible net assets, $40.7 million allocated to other intangible assets, $78.2 million allocated to goodwill and $11.9 million allocated to non-controlling interests.

In September 2011, we also purchased all of the outstanding shares of Kamis S.A. (Kamis), which produces and sells branded spices, seasonings and mustards in Poland. Kamis also distributes products into Russia and parts of Central and Eastern Europe and had annual net sales of approximately $105 million at the time of acquisition. The purchase price was $287.1 million, which was financed with a combination of cash and debt. Kamis is included in our consumer business segment from the date of acquisition. During the fourth quarter of 2012, we completed the final valuation of the assets for Kamis which resulted in $41.3 million allocated to tangible net assets, $59.3 million allocated to other intangible assets and $186.5 million allocated to goodwill.

In July 2011, we purchased the assets of Kitchen Basics, Inc. (Kitchen Basics) for $40.0 million, financed with a combination of cash and debt. Kitchen Basics sells a brand of ready-to-serve, shelf-stable stock in North America with annual net sales of approximately $25 million at the time of the acquisition. Kitchen Basics is included in our consumer business segment from the date of acquisition. During the third quarter of 2012, we completed the final valuation of the assets of Kitchen Basics which resulted in $6.4 million allocated to tangible net assets, $8.0 million allocated to other intangible assets and $25.6 million allocated to goodwill. Goodwill related to the Kitchen Basics acquisition is deductible for tax purposes.

For the year ended November 30, 2011, we recorded $10.9 million in transaction-related expenses associated with acquisitions completed in that year.

The unaudited proforma combined historical results, as if Kohinoor and Kamis had been acquired at the beginning of fiscal 2011 are estimated to be:

(millions, except per share data)	2011
Net sales	$3,839.1
Net income	383.1
Earnings per share—diluted	2.85

The proforma results include amortization of certain intangible assets and interest expense on debt assumed to finance the acquisitions based on the purchase price paid in 2011. These proforma results were not adjusted for changes in the business that took place subsequent to our acquisition of these businesses. The proforma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor are they indicative of future consolidated results.

Proforma financial information for the acquisitions of Wuhan and Kitchen Basics has not been presented because the financial impact is not material.

3. SPECIAL CHARGES

In the fourth quarter of 2013, we announced a reorganization in parts of the Europe, Middle East and Africa (EMEA) region to further improve EMEA's profitability and process standardization while supporting its competitiveness and long-term growth. These actions include the closure of our current sales and distribution operations in The Netherlands, where we will transition to a third-party distributor model to continue to sell the Silvo® brand, as well as actions intended to streamline selling, general and administrative activities throughout EMEA, including the centralization of shared service activity across the region into Poland.

We expect to record a total of approximately $27 million of cash and non-cash charges related to this reorganization. For 2013, we recorded $25.0 million of special charges related to this reorganization, which we have reflected as a separate line in the consolidated income statement. We expect to record approximately $2 million of special charges related to this reorganization in 2014 and to complete the actions by 2015. Of the $25.0 million of special charges recognized in 2013, $15.9 million related to employee severance, $6.4 million to asset write-downs and $2.7 million to other exit costs.

We expect cash expenditures to implement these actions to be approximately $18 million, with the bulk of the spending occurring in 2014, and to realize related annual cost savings of approximately $10 million by 2015. Of the $25.0 million of special charges recorded in 2013, $22.2 million have been recorded in the consumer business segment and $2.8 million have been recorded in the industrial business segment.

The $6.4 million asset write-down included in the $25.0 million special charge for 2013 relates to an impairment charge for the reduction in the value of our Silvo brand name in The Netherlands. Our decision to transition to a third-party distributor model to continue to sell the Silvo brand, led us to conclude an impairment indicator related to the Silvo brand was present. We calculated the fair value of the Silvo brand using the relief-from-royalty method and determined that it was lower than its carrying value. Consequently, we recorded a non-cash impairment charge of $6.4 million as part of the $22.2 million in special charges included in our consumer business segment during the fourth quarter of 2013. The carrying value of the Silvo brand name as of November 30, 2013 is not significant.

4. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2013 and 2012:

	2013		2012	
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Finite-lived intangible assets	$ 93.9	$30.2	$ 80.9	$25.0
Indefinite-lived intangible assets:				
Goodwill	1,798.5		1,695.3	
Brand names and trademarks	269.7		267.6	
	2,068.2		1,962.9	
Total goodwill and intangible assets	$ 2,162.1	$30.2	$ 2,043.8	$25.0

Intangible asset amortization expense was $5.2 million, $4.3 million and $3.3 million for 2013, 2012 and 2011, respectively. At November 30, 2013, finite-lived intangible assets had a weighted-average remaining life of approximately 14 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2013 and 2012 were as follows:

	2013		2012	
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$1,551.0	$144.3	$1,550.7	$143.5
Changes in purchase price allocation	—	—	26.2	—
Goodwill acquired	77.9	—	—	—
Foreign currency fluctuations and other	25.8	(0.5)	(25.9)	0.8
End of year	$1,654.7	$143.8	$1,551.0	$144.3

5. INVESTMENTS IN AFFILIATES

Summarized annual and year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2013	2012	2011
Net sales	$761.4	$727.1	$708.5
Gross profit	256.9	229.2	238.7
Net income	53.8	47.1	57.2
Current assets	$288.9	$274.4	$272.0
Noncurrent assets	128.4	104.2	86.5
Current liabilities	141.0	129.9	113.2
Noncurrent liabilities	7.2	20.5	32.1

Our share of undistributed earnings of unconsolidated affiliates was $94.1 million at November 30, 2013. Royalty income from unconsolidated affiliates was $18.4 million, $17.1 million and $16.1 million for 2013, 2012 and 2011, respectively.

Our principal earnings from unconsolidated affiliates is from our 50% interest in McCormick de Mexico, S.A. de C.V. Profit from this joint venture represented 78% of income from unconsolidated operations in 2013, 82% in 2012 and 76% in 2011.

6. FINANCING ARRANGEMENTS

Our outstanding debt was as follows at November 30:

(millions)	2013	2012
Short-term borrowings		
Commercial paper	$ 200.3	$ 138.4
Other	11.3	1.9
	$ 211.6	$ 140.3
Weighted-average interest rate of short-term borrowings at year-end	0.7%	0.4%
Long-term debt		
5.25% notes due 2013[1]	—	$ 250.0
5.20% notes due 2015[2]	$ 200.0	200.0
5.75% notes due 2017[3]	250.0	250.0
3.90% notes due 2021[4]	250.0	250.0
3.50% notes due 2023[5]	250.0	—
7.63%–8.12% notes due 2024	55.0	55.0
Other	10.8	13.6
Unamortized discounts and fair value adjustments	5.7	12.9
	1,021.5	1,031.5
Less current portion	2.5	252.3
	$1,019.0	$ 779.2

(1) Interest rate swaps, settled upon the issuance of these notes in 2008, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 5.54%.

(2) The fixed interest rate on $100 million of the 5.20% notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period (our effective rate as of November 30, 2013 was 0.21%).

(3) Interest rate swaps, settled upon the issuance of these notes in 2007, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 6.25%.

(4) Interest rate swaps, settled upon the issuance of these notes in 2011, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 4.01%.

(5) Interest rate swaps, settled upon the issuance of these notes in 2013, effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 3.30%.

Maturities of long-term debt during the years subsequent to November 30, 2013 are as follows (in millions):

2015	$201.5
2016	0.8
2017	250.9
2018	1.0
Thereafter	559.1

In August 2013, we issued $250 million of 3.50% notes due 2023, with net cash proceeds received of $246.2 million. Interest is payable semiannually in arrears in March and September of each year. Of these notes, $175 million were subject to interest rate hedges as further disclosed in note 7. The net proceeds from this offering, plus cash on hand, were used to pay off $250 million of 5.25% notes that matured in September 2013.

We have available credit facilities with domestic and foreign banks for various purposes. Some of these lines are committed lines and others are uncommitted lines and could be withdrawn at various times. In June 2011, we entered into a five-year $600 million revolving credit facility, which will expire in June 2016. The pricing for this credit facility, on a fully drawn basis, is LIBOR plus 0.875%. This credit facility supports our commercial paper program and we have $399.7 million of capacity at November 30, 2013, after $200.3 million was used to support issued commercial paper. In addition, we have several uncommitted lines which have a total unused capacity at November 30, 2013 of $114.1 million. These lines by their nature can be withdrawn based on the lenders' discretion. Committed credit facilities require a fee and annual commitment fees at November 30, 2013 and 2012 were $0.5 million.

Rental expense under operating leases (primarily buildings and equipment) was $37.6 million in 2013, $32.7 million in 2012 and $31.9 million in 2011. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2014	$23.6
2015	20.1
2016	14.1
2017	10.6
2018	8.9
Thereafter	8.9

At November 30, 2013, we had guarantees outstanding of $0.6 million with terms of one year or less. At November 30, 2013 and 2012, we had outstanding letters of credit of $61.9 million and $59.2 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $19.4 million at November 30, 2013.

7. FINANCIAL INSTRUMENTS

We use derivative financial instruments to enhance our ability to manage risk, including foreign currency and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument and all derivatives are designated as hedges. The use of derivative financial instruments is monitored through regular communication with senior management and the use of written guidelines.

Foreign Currency

We are potentially exposed to foreign currency fluctuations affecting net investments, transactions and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.

Contracts which are designated as hedges of anticipated purchases denominated in a foreign currency (generally purchases of raw materials in U.S. dollars by operating units outside the U.S.) are considered cash flow hedges. The gains and losses on these contracts are deferred in accumulated other comprehensive income until the hedged item is recognized in cost of goods sold, at which time the net amount deferred in accumulated other comprehensive income is also recognized in cost of goods sold. Gains and losses from contracts which are designated as hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item.

At November 30, 2013, we had foreign currency exchange contracts to purchase or sell $204.9 million of foreign currencies versus $188.8 million at November 30, 2012. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material. At November 30, 2013, we had $96.1 million of notional contracts that have durations of less than seven days that are used to hedge short-term cash flow funding. The remaining contracts have durations of one to twelve months.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

In November 2012 and in April and August 2013, we entered into a total of $175 million of forward-starting interest rate swap and Treasury rate lock agreements to manage our interest rate risk associated with the anticipated issuance of fixed rate notes in August 2013. We cash settled all of these agreements, which were designated as cash flow hedges, for a gain of $9.0 million simultaneous with the issuance of the notes at an all-in effective fixed rate of 3.30% on the full $250 million of debt. The gain on these agreements is deferred in accumulated other comprehensive income and will be amortized to reduce interest expense over the life of the notes. Hedge ineffectiveness of these agreements was not material.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus 0.05%. We designated these swaps, which expire in December 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in the value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swaps qualify for the "shortcut" treatment as defined under U.S. Generally Accepted Accounting Principles.

The following tables disclose the derivative instruments on our balance sheet as of November 30, 2013 and 2012, which are all recorded at fair value:

As of November 30, 2013:

(millions)	Asset Derivatives			Liability Derivatives		
Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Interest rate contracts	Other current assets	$100.0	$12.2	Other accrued liabilities	—	—
Foreign exchange contracts	Other current assets	79.2	1.1	Other accrued liabilities	$125.7	$1.6
Total			$13.3			$1.6

As of November 30, 2012:

(millions)	Asset Derivatives			Liability Derivatives		
Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Interest rate contracts	Other current assets	$100.0	$16.7	Other accrued liabilities	$50.0	$0.1
Foreign exchange contracts	Other current assets	123.1	0.9	Other accrued liabilities	65.7	1.9
Total			$17.6			$2.0

The following tables disclose the impact of derivative instruments on other comprehensive income (OCI), accumulated other comprehensive income (AOCI) and our income statement for the years ended November 30, 2013, 2012 and 2011:

Fair value hedges (millions)

Derivative	Income statement location	Income (expense) 2013	2012	2011
Interest rate contracts	Interest expense	$5.0	$4.7	$4.9

Cash flow hedges (millions)

Derivative	Gain (loss) recognized in OCI 2013	2012	2011	Income statement location	Gain (loss) reclassified from AOCI 2013	2012	2011
Interest rate contracts	$ 9.2	$(0.1)	—	Interest expense	$(1.3)	$(1.4)	$(1.4)
Foreign exchange contracts	1.0	(2.4)	$(0.4)	Cost of goods sold	0.3	0.6	(3.4)
Total	$10.2	$(2.5)	$(0.4)		$(1.0)	$(0.8)	$(4.8)

The amount of gain or loss recognized in income on the ineffective portion of derivative instruments is not material. The net amount of other comprehensive income expected to be reclassified into income related to these contracts in the next twelve months is a $0.6 million increase to earnings.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2013 and 2012 were as follows:

	2013		2012	
(millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term investments	$ 103.4	$ 103.4	$ 86.1	$ 86.1
Long-term debt	1,021.5	1,102.4	1,031.5	1,168.5
Derivatives related to:				
Interest rates (assets)	12.2	12.2	16.7	16.7
Interest rates (liabilities)	—	—	0.1	0.1
Foreign currency (assets)	1.1	1.1	0.9	0.9
Foreign currency (liabilities)	1.6	1.6	1.9	1.9

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value.

investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Long-term investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $77.5 million and $69.6 million at November 30, 2013 and 2012, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable, there was no material concentration of credit risk in these accounts at November 30, 2013. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties and generally do not require collateral. We believe that the allowance for doubtful accounts properly recognized trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

8. FAIR VALUE MEASUREMENTS

Fair value can be measured using valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- *Level 1:* Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- *Level 2:* Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- *Level 3:* Unobservable inputs that reflect management's own assumptions.

Our population of assets and liabilities subject to fair value measurements on a recurring basis at November 30, 2013 and 2012 are as follows:

		Fair value measurements using fair value hierarchy as of November 30, 2013		
(millions)	Fair value	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 63.0	$63.0	—	—
Insurance contracts	90.1	—	$ 90.1	—
Bonds and other long-term investments	13.3	13.3	—	—
Interest rate derivatives	12.2	—	12.2	—
Foreign currency derivatives	1.1	—	1.1	—
Total	$179.7	$76.3	$103.4	—
Liabilities				
Foreign currency derivatives	$ 1.6	—	$ 1.6	—
Total	$ 1.6	—	$ 1.6	—

		Fair value measurements using fair value hierarchy as of November 30, 2012		
(millions)	Fair value	Level 1	Level 2	Level 3
Assets				
Cash and cash equivalents	$ 79.0	$79.0	—	—
Insurance contracts	72.5	—	$72.5	—
Bonds and other long-term investments	13.6	13.6	—	
Interest rate derivatives	16.7	—	16.7	—
Foreign currency derivatives	0.9	—	0.9	—
Total	$182.7	$92.6	$90.1	—
Liabilities				
Foreign currency derivatives	$ 1.9	—	$ 1.9	—
Interest rate derivatives	0.1	—	0.1	—
Total	$ 2.0	—	$ 2.0	—

The fair values of insurance contracts are based upon the underlying values of the securities in which they are invested and are from quoted market prices from various stock and bond exchanges for similar type assets. The fair values of bonds and other long-term investments are based on quoted market prices from various stock and bond exchanges. The fair values for interest rate and foreign currency derivatives are based on values for similar instruments using models with market based inputs.

9. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor defined contribution plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

Included in accumulated other comprehensive loss at November 30, 2013 was $242.2 million ($167.7 million net of tax) related to net unrecognized actuarial losses of $239.6 million and unrecognized prior service credits of $2.6 million that have not yet been recognized in net periodic pension or postretirement benefit cost. We expect to recognize $16.8 million ($11.3 million net of tax) in net periodic pension and postretirement benefit expense during 2014 related to the amortization of actuarial losses of $16.5 million and the amortization of prior service credits of $0.3 million.

Defined Benefit Pension Plans

The significant assumptions used to determine benefit obligations are as follows as of November 30:

	United States		International	
	2013	2012	2013	2012
Discount rate—funded plan	5.2%	4.3%	4.6%	4.4%
Discount rate—unfunded plan	5.1%	4.2%	—	—
Salary scale	3.8%	3.8%	3.0–3.8%	3.0–3.8%

The significant assumptions used to determine pension expense are as follows:

	United States			International		
	2013	2012	2011	2013	2012	2011
Discount rate—funded plan	4.3%	5.5%	6.0%	4.4%	5.1%	5.6%
Discount rate—unfunded plan	4.2%	5.4%	5.8%	—	—	—
Salary scale	3.8%	3.8%	3.8%	3.0–3.8%	3.0–3.8%	3.0–3.8%
Expected return on plan assets	8.0%	8.3%	8.3%	6.6%	6.7%	7.2%

Annually, we undertake a process, with the assistance of our external investment consultants, to evaluate the appropriate projected rates of return to use for our pension plans' assumptions. We engage our investment consultants' research teams to develop capital market assumptions for each asset category in our plans to project investment returns into the future. The specific methods used to develop expected return assumptions vary by asset category. We adjust the outcomes for the fact that plan assets are invested with actively managed funds and subject to tactical asset reallocation.

Our 2013 pension expense includes a loss on voluntary pension settlement of $15.3 million related to the U.S. pension plan. During the third quarter of 2013, we offered former employees with deferred vested benefits in that plan the opportunity to settle those benefits in exchange for a lump sum payment. Based upon the acceptance of that offer by certain employees, $63.3 million was paid from plan assets in the fourth quarter of 2013 with a corresponding decrease in the benefit obligation and we recognized the $15.3 million settlement loss previously described. The loss on voluntary pension settlement is reflected as a separate line in the consolidated income statement.

Our pension expense was as follows:

	United States			International		
(millions)	2013	2012	2011	2013	2012	2011
Service cost	$ 23.2	$ 17.5	$ 15.1	$ 8.8	$ 6.8	$ 6.2
Interest costs	31.2	31.8	30.3	12.6	12.8	12.5
Expected return on plan assets	(41.4)	(37.8)	(34.1)	(17.2)	(16.2)	(15.8)
Loss on voluntary pension settlement	15.3	—	—	—	—	—
Amortization of prior service costs	—	0.1	0.1	0.4	0.4	0.7
Amortization of net actuarial loss	29.5	18.1	13.3	5.6	3.5	2.2
Other	—	—	—	0.1	—	0.3
	$ 57.8	$ 29.7	$ 24.7	$ 10.3	$ 7.3	$ 6.1

Rollforward of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans' funded status as of November 30, the measurement date, follows:

	United States		International	
(millions)	2013	2012	2013	2012
Change in benefit obligation:				
Benefit obligation at beginning of year	$735.2	$ 588.5	$300.8	$251.1
Service cost	23.2	17.5	8.8	6.8
Interest costs	31.2	31.8	12.6	12.8
Employee contributions	—	—	1.7	1.7
Voluntary pension settlement	(63.3)	—	—	—
Plan changes and other	—	—	(1.4)	(0.2)
Actuarial (gain) loss	(97.8)	119.5	(5.5)	34.4
Benefits paid	(20.8)	(22.1)	(8.6)	(10.2)
Expenses paid	—	—	(0.8)	(0.7)
Foreign currency impact	—	—	(2.7)	5.1
Benefit obligation at end of year	$607.7	$ 735.2	$304.9	$300.8
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$519.8	$ 400.9	$247.6	$214.9
Actual return on plan assets	84.5	56.9	31.4	17.5
Employer contributions	32.1	84.1	10.6	20.2
Employee contributions	—	—	1.7	1.7
Voluntary pension settlement	(63.3)	—	—	—
Benefits paid	(20.8)	(22.1)	(8.6)	(10.2)
Expenses paid	—	—	(0.8)	(0.7)
Foreign currency impact	—	—	(2.0)	4.2
Fair value of plan assets at end of year	$552.3	$ 519.8	$279.9	$247.6
Funded status	$ (55.4)	$(215.4)	$ (25.0)	$ (53.2)
Pension plans in which accumulated benefit obligation exceeded plan assets				
Accumulated benefit obligation	$ 76.8	$ 660.2	$191.4	$182.2
Fair value of plan assets	—	519.8	176.8	154.0

Included in the U.S. in the preceding table is a benefit obligation of $81.2 million and $87.8 million for 2013 and 2012, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon the employees' years of service and compensation. The accumulated benefit obligation related to this plan was $76.8 million and $82.2 million as of November 30, 2013 and 2012, respectively. The assets related to this plan which totaled $74.4 million and $63.3 million as of November 30, 2013 and 2012, respectively, are held in a rabbi trust and accordingly have not been included in the preceding table.

Amounts recorded in the balance sheet for all defined benefit pension plans consist of the following:

	United States		International	
(millions)	2013	2012	2013	2012
Non-current pension asset	$25.8	—	—	—
Accrued pension liability	81.2	$215.4	$25.0	$53.2
Deferred income tax assets	59.4	128.0	15.7	23.9
Accumulated other comprehensive loss	95.5	212.5	74.1	95.3

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation or service levels. The accumulated benefit obligation for the U.S. pension plans was $532.8 million and $660.2 million as of November 30, 2013 and 2012, respectively. The accumulated benefit obligation for the international pension plans was $276.5 million and $270.5 million as of November 30, 2013 and 2012, respectively.

The investment objectives of the defined benefit pension plans are to provide assets to meet the current and future obligations of the plans at a reasonable cost to us. The goal is to optimize the long-term return across the portfolio of investments at a moderate level of risk. Higher-returning assets include mutual, co-mingled and other funds comprised of equity securities, utilizing both active and passive investment styles. These more volatile assets are balanced with less volatile assets, primarily mutual, co-mingled and other funds comprised of fixed income securities. Professional investment firms are engaged to provide advice on the selection and monitoring of investment funds, and to provide advice on the allocation of plan assets across the various fund managers. This advice is based in part on the duration of each plan's liability as some of our plans are active while others are frozen. The investment return performances are evaluated quarterly against specific benchmark indices and against a peer group of funds of the same asset classification.

Our allocations of U.S. pension plan assets as of November 30, 2013 and 2012, by asset category, were as follows:

Asset Category	Actual 2013	Actual 2012	2013 Target
Equity securities	70.2%	63.4%	70.0%
Fixed income securities	23.1%	24.5%	25.0%
Other	6.7%	12.1%	5.0%
Total	100.0%	100.0%	100.0%

The allocations of the international pension plans' assets as of November 30, 2013 and 2012, by asset category, were as follows:

Asset Category	Actual 2013	Actual 2012	2013 Target
Equity securities	57.6%	53.9%	53.0%
Fixed income securities	42.1%	42.5%	41.0%
Other	0.3%	3.6%	6.0%
Total	100.0%	100.0%	100.0%

The following tables set forth by level, within the fair value hierarchy as described in note 8, pension plan assets at their fair value as of November 30, 2013 and 2012 for the United States and international plans:

As of November 30, 2013	United States			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 13.5	$ 13.5	—	—
Equity securities:				
U.S. equity securities[a]	277.2	129.5	$147.7	—
International equity securities[b]	110.7	110.7	—	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	72.5	72.5	—	—
High yield bonds[d]	29.3	—	29.3	—
International/government/ corporate bonds[e]	24.7	24.7	—	—
Insurance contracts[f]	1.0	—	1.0	—
Other types of investments:				
Hedge fund of funds[g]	18.5	—	—	$18.5
Private equity funds[h]	4.9	—	—	4.9
Total investments	$552.3	$350.9	$178.0	$23.4

As of November 30, 2013	International			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 0.6	$ 0.6	—	—
International equity securities[b]	161.4	—	$161.4	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	99.3	—	99.3	—
Insurance contracts[f]	18.6	—	18.6	—
Total investments	$279.9	$ 0.6	$279.3	—

As of November 30, 2012	United States			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 36.3	$ 36.3	—	—
Equity securities:				
U.S. equity securities[a]	239.1	107.3	$131.8	—
International equity securities[b]	90.2	90.2	—	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	74.2	74.2	—	—
High yield bonds[d]	27.4	—	27.4	—
International/government/ corporate bonds[e]	25.1	25.1	—	—
Insurance contracts[f]	1.1	—	1.1	—
Other types of investments:				
Hedge fund of funds[g]	21.1	—	—	$21.1
Private equity funds[h]	5.3	—	—	5.3
Total investments	$519.8	$333.1	$160.3	$26.4

As of November 30, 2012	International			
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 9.0	$ 9.0	—	—
International equity securities[b]	133.4	—	$133.4	—
Fixed income securities:				
U.S./government/ corporate bonds[c]	87.4	—	87.4	—
Insurance contracts[f]	17.8	—	17.8	—
Total investments	$247.6	$ 9.0	$238.6	—

(a) This category comprises equity funds and collective equity trust funds that most closely track the S&P index and other equity indices.
(b) This category comprises international equity funds with varying benchmark indices.
(c) This category comprises funds consisting of U.S. government and U.S. corporate bonds and other fixed income securities. An appropriate benchmark is the Barclays Capital Aggregate Bond Index.
(d) This category comprises funds consisting of real estate related debt securities with an appropriate benchmark of the Barclays Investment Grade CMBS Index.
(e) This category comprises funds consisting of international government/corporate bonds and other fixed income securities with varying benchmark indices.
(f) This category comprises insurance contracts, the majority of which have a guaranteed investment return.
(g) This category comprises hedge fund of funds investing in strategies represented in the HFRI Fund of Funds Index.
(h) This category comprises private equity, venture capital and limited partnerships.

The change in fair value of the plans' Level 3 assets for 2013 is summarized as follows:

(millions)	Beginning of year	Realized gains	Unrealized gains (losses)	Net, purchases and (sales)	End of year
Hedge fund of funds	$21.1	$0.9	$ 1.5	$(5.0)	$18.5
Private equity funds	5.3	0.5	(0.1)	(0.8)	4.9
Total	$26.4	$1.4	$ 1.4	$(5.8)	$23.4

The change in fair value of the plans' Level 3 assets for 2012 is summarized as follows:

(millions)	Beginning of year	Realized gains	Unrealized gains	Net, purchases and (sales)	End of year
Hedge fund of funds	$19.8	—	$0.6	$0.7	$21.1
Private equity funds	4.8	$0.1	0.1	0.3	5.3
Total	$24.6	$0.1	$0.7	$1.0	$26.4

The value for the Level 3 hedge fund of funds' assets is determined by an administrator using financial statements of the underlying funds or estimates provided by fund managers. The value for the Level 3 private equity funds' assets is determined by the general partner or the general partner's designee. In addition, for the plans' Level 3 assets, we engage an independent advisor to compare the funds' returns to other funds with similar strategies. Each fund is required to have an annual audit by an independent accountant, which is provided to the independent advisor. This provides a basis of comparability relative to similar assets in this category.

Equity securities in the U.S. plan included McCormick stock with a fair value of $31.6 million (0.5 million shares and 5.7% of total U.S. pension plan assets) and $29.4 million (0.5 million shares and 5.7% of total U.S. pension plan assets) at November 30, 2013 and 2012, respectively. Dividends paid on these shares were $0.6 million in 2013 and in 2012.

Pension benefit payments in our most significant plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

(millions)	United States expected payments
2014	$ 22.7
2015	24.0
2016	25.1
2017	27.7
2018	29.7
2019–2023	181.5

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

(millions)	International expected payments
2014	$ 9.3
2015	9.4
2016	10.3
2017	11.5
2018	12.4
2019–2023	80.5

U.S. Defined Contribution Retirement Plans

For the U.S. defined contribution retirement plan, we match 100% of a participant's contribution up to the first 3% of the participant's salary, and 50% of the next 2% of the participant's salary. In addition we make contributions for U.S. employees not covered by the defined benefit plan. Some of our smaller U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) retirement plans were $7.7 million, $7.4 million and $7.0 million in 2013, 2012 and 2011, respectively.

At the participant's election, 401(k) retirement plans held 2.5 million shares of McCormick stock, with a fair value of $169.7 million, at November 30, 2013. Dividends paid on these shares in 2013 were $3.5 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees' plan and retire after age 55 with at least five years of service. The subsidy provided under these plans is based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred. Employees hired after December 31, 2008 are not eligible for a company subsidy. They are eligible for coverage on an access-only basis.

Our other postretirement benefit expense follows:

(millions)	2013	2012	2011
Service cost	$ 5.1	$ 4.0	$ 3.8
Interest costs	4.1	4.9	4.5
Amortization of prior service costs	(1.2)	(4.0)	(5.9)
Amortization of losses	1.4	—	0.7
Special termination benefits	—	(0.1)	0.3
Postretirement benefit expense	$ 9.4	$ 4.8	$ 3.4

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans' funded status at November 30, the measurement date, follow:

(millions)	2013	2012
Change in benefit obligation:		
Benefit obligation at beginning of year	$112.8	$ 99.3
Service cost	5.1	4.0
Interest costs	4.1	4.9
Employee contributions	2.9	2.7
Medicare prescription subsidy	—	0.4
Demographic assumptions change	(8.1)	0.8
Other plan assumptions	(1.5)	(1.0)
Trend rate assumption change	—	(0.2)
Discount rate change	(8.7)	14.1
Special termination benefits	—	(0.1)
Actuarial gain	(3.3)	(3.5)
Benefits paid	(8.4)	(8.6)
Benefit obligation at end of year	$ 94.9	$112.8
Change in fair value of plan assets:		
Fair value of plan assets at beginning of year	—	—
Employer contributions	$ 5.5	$ 5.5
Employee contributions	2.9	2.7
Medicare prescription subsidy	—	0.4
Benefits paid	(8.4)	(8.6)
Fair value of plan assets at end of year	—	—
Other postretirement benefit liability	$ 94.9	$112.8

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

(millions)	Retiree medical	Retiree life insurance	Total
2014	$ 5.6	$1.2	$ 6.8
2015	5.8	1.2	7.0
2016	5.8	1.2	7.0
2017	5.9	1.2	7.1
2018	6.1	1.2	7.3
2019–2023	32.6	6.5	39.1

The assumed discount rate was 4.7% and 3.8% for 2013 and 2012, respectively.

For 2013, the assumed annual rate of increase in the cost of covered health care benefits is 7.0% (7.6% last year). It is assumed to decrease gradually to 5.0% in the year 2021 (5.0% in 2021 last year) and remain at that level thereafter. A one percentage point increase or decrease in the assumed health care cost trend rate would have had an immaterial effect on the benefit obligation and the total of service and interest cost components for 2013.

10. STOCK-BASED COMPENSATION

We have three types of stock-based compensation awards: restricted stock units (RSUs), stock options and company stock awarded as part of our mid-term incentive program (MTIP). Total stock-based compensation expense for 2013, 2012 and 2011 was $18.7 million, $20.2 million and $13.0 million, respectively. Total unrecognized stock-based compensation expense at November 30, 2013 was $14.8 million and the weighted-average period over which this will be recognized is 1.0 years.

For all awards, forfeiture rates are considered in the calculation of compensation expense.

Below we have summarized the key terms and the methods of valuation and expense recognition for each of our stock-based compensation awards.

RSUs

RSUs are valued at the market price of the underlying stock on the date of grant. Substantially all of the RSUs vest over a two-year term or upon retirement. Compensation expense is recorded in the income statement ratably over the shorter of the period until vested or the employee's retirement eligibility date.

A summary of our RSU activity for the years ended November 30 follows:

(shares in thousands)	2013		2012		2011	
	Shares	Weighted-average price	Shares	Weighted-average price	Shares	Weighted-average price
Beginning of year	192	$49.65	233	$43.23	289	$35.42
Granted	89	71.60	113	54.30	133	47.40
Vested	(116)	50.91	(147)	42.82	(183)	34.04
Forfeited	(4)	59.25	(7)	47.88	(6)	40.91
Outstanding—end of year	161	$60.86	192	$49.65	233	$43.23

Stock Options

Stock options are granted with an exercise price equal to the market price of the stock on the date of grant. Substantially all of the options granted vest ratably over a four-year period or upon retirement and are exercisable over a 10-year period. Upon exercise of the option, shares would be issued from our authorized and unissued shares.

The fair value of the options is estimated using a lattice option pricing model which uses the assumptions in the table below. We believe the lattice model provides an appropriate estimate of fair value of our options as it uses a range of possible outcomes over an option term and can be adjusted for changes in certain assumptions over time. Expected volatilities are based on the historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is an output of the option pricing model and estimates the period of time that options are expected to remain unexercised. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation expense is calculated based on the fair value of the options on the date of grant. This compensation is recorded in the income statement ratably over the shorter of the period until vested or the employee's retirement date.

The per share weighted-average fair value for all options granted was $9.47, $7.17 and $7.99 in 2013, 2012 and 2011, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2013	2012	2011
Risk-free interest rates	0.1–1.8%	0.1–2.2%	0.1–3.5%
Dividend yield	1.9%	2.3%	2.4%
Expected volatility	14.5–20.6%	16.5–21.6%	15.2–22.2%
Expected lives	6.2 years	6.1 years	6.4 years

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	2013		2012		2011	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Beginning of year	5.1	$40.06	6.6	$34.98	7.4	$32.01
Granted	0.9	71.60	0.9	54.27	1.0	47.40
Exercised	(1.3)	34.11	(2.4)	31.43	(1.7)	29.35
Forfeited	(0.1)	57.33	—	—	(0.1)	30.08
End of year	4.6	47.73	5.1	40.06	6.6	34.98
Exercisable—end of year	2.7	$39.62	2.7	$34.99	4.2	$32.26

As of November 30, 2013, the intrinsic value (the difference between the exercise price and the market price) for all options outstanding was $101.2 million and for options currently exercisable was $78.2 million. The total intrinsic value of all options exercised during the years ended November 30, 2013, 2012 and 2011 was $43.7 million, $62.8 million and $32.4 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2013 follows:

(shares in millions)	Options outstanding			Options exercisable		
Range of exercise price	Shares	Weighted-average remaining life (yrs)	Weighted-average exercise price	Shares	Weighted-average remaining life (yrs)	Weighted-average exercise price
$29.60–$40.10	2.1	4.0	$35.48	2.0	3.7	$35.18
$40.11–$50.60	0.8	7.3	47.40	0.4	7.3	47.40
$50.61–$61.10	0.8	8.3	54.24	0.2	8.3	54.24
$61.11–$71.60	0.9	9.3	71.58	0.1	9.3	71.25
	4.6	6.2	$47.73	2.7	4.6	$39.62

MTIP

In 2011, we restructured our MTIP to deliver awards in a combination of cash and company stock. Prior to 2011, the MTIP was accounted for as a liability plan as the awards were paid out in cash only. The stock compensation portion of the MTIP awards shares of company stock if certain company performance objectives are met at the end of a three-year period. These awards are valued at the market price of the underlying stock on the date of grant. Compensation expense is recorded in the income statement ratably over the three-year period of the program based on the number of shares ultimately expected to be awarded using our estimate of the most likely outcome of achieving the performance objectives.

A summary of the MTIP award activity for the years ended November 30 follows:

(shares in thousands)	2013		2012		2011	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Beginning of the year	240	$46.63	120	$44.47	—	—
Granted	94	64.74	120	48.78	120	$44.47
Outstanding—end of the year	334	$51.73	240	$46.63	120	$44.47

11. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2013	2012	2011
Income taxes			
Current			
Federal	$ 96.4	$ 79.4	$ 76.5
State	10.3	10.1	10.5
International	42.2	26.0	17.6
	148.9	115.5	104.6
Deferred			
Federal	(0.1)	21.3	32.0
State	(0.4)	4.0	4.1
International	(14.8)	(1.0)	1.9
	(15.3)	24.3	38.0
Total income taxes	$133.6	$139.8	$142.6

The components of income from consolidated operations before income taxes follow:

(millions)	2013	2012	2011
Pretax income			
United States	$351.2	$366.2	$338.7
International	148.2	159.9	152.7
	$499.4	$526.1	$491.4

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2013	2012	2011
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.2	1.7	1.9
International tax at different effective rates	(6.9)	(6.5)	(7.0)
U.S. tax on remitted and unremitted earnings	—	(2.0)	0.2
U.S. manufacturing deduction	(1.8)	(1.6)	(1.6)
Changes in prior year tax contingencies	0.3	(0.1)	(0.1)
Other, net	(1.0)	0.1	0.6
Total	26.8%	26.6%	29.0%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2013	2012
Deferred tax assets		
Employee benefit liabilities	$110.3	$165.2
Other accrued liabilities	23.5	16.3
Inventory	11.1	14.9
Tax loss and credit carryforwards	42.1	49.7
Other	9.5	11.8
Valuation allowance	(21.2)	(27.5)
	175.3	230.4
Deferred tax liabilities		
Depreciation	45.3	48.3
Intangible assets	178.9	158.8
Other	7.4	5.9
	231.6	213.0
Net deferred tax (liability) asset	$ (56.3)	$ 17.4

At November 30, 2013, our non-U.S. subsidiaries have tax loss carryforwards of $155.0 million, of which $2.8 million are from the excess tax benefits related to stock-based compensation deductions which will increase equity once the benefit is realized through a reduction of income taxes payable. Of these carryforwards, $43.8 million expire through 2016, $40.6 million from 2017 through 2025 and $70.6 million may be carried forward indefinitely.

At November 30, 2013, our non-U.S. subsidiaries have capital loss carryforwards of $6.2 million. All of these carryforwards may be carried forward indefinitely.

At November 30, 2013, we have tax credit carryforwards of $19.3 million, of which $5.2 million expire in 2020, $0.6 million in 2021 and $13.5 million in 2022.

A valuation allowance has been provided to record deferred tax assets at their net realizable value based on a more likely than not criteria. The $6.3 million net decrease in the valuation allowance was mainly due to the recognition of deferred tax assets related to subsidiaries net operating losses which are now more likely than not to be realized, offset by additional valuation allowance related to losses generated in other subsidiaries in 2013 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently. Unremitted earnings of such entities were $1.1 billion at November 30, 2013. Upon distribution of these earnings, we could be subject to both U.S. income taxes and withholding taxes. Determination of the unrecognized deferred income tax liability is not practical because of the complexities involved with this hypothetical calculation.

The total amount of unrecognized tax benefits as of November 30, 2013 and November 30, 2012 were $58.0 million and $46.7 million, respectively. If recognized, $49.8 million of these tax benefits would affect the effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended November 30:

(millions)	2013	2012	2011
Balance at beginning of year	$46.7	$33.2	$20.7
Additions for current year tax positions	10.3	10.6	10.3
Additions for prior year tax positions	2.2	3.9	6.5
Reductions for prior year tax positions	—	—	(3.1)
Statute expirations	(0.1)	(1.2)	(1.2)
Foreign currency translation	(1.1)	0.2	—
Balance at November 30	$58.0	$46.7	$33.2

We record interest and penalties on income taxes in income tax expense. We recognized interest and penalty expense of $1.3 million, $1.4 million and $0.6 million for the years ended November 30, 2013, 2012 and 2011, respectively. As of November 30, 2013 and 2012, we had accrued $5.2 million and $4.0 million, respectively, of interest and penalties related to unrecognized tax benefits.

Tax settlements or statute of limitation expirations could result in a change to our uncertain tax positions. We believe that it is reasonably possible that the total amount of unrecognized tax benefits as of November 30, 2013 could decrease by approximately $4.2 million in the next 12 months as a result of various audit closures and/or tax settlements.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. The open years subject to tax audits vary depending on the tax jurisdications. In major jurisdictions, we are no longer subject to income tax audits by taxing authorities for years before 2006.

We are under normal recurring tax audits in several of our major operations outside the U.S. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our reserves for uncertain tax positions are adequate to cover existing risks and exposures.

In 2010, the Internal Revenue Service (IRS) commenced an examination of our U.S. federal income tax return for the 2007 and 2008 tax years. During the course of the examination, we have held discussions with the IRS on certain issues and in October 2012 we received proposed adjustments for these tax years. In November 2012 we deposited $18.8 million with the IRS to stop any potential interest on these proposed adjustments. We disagree with certain of the proposed adjustments and in December 2012, we filed a protest to initiate the IRS administrative appeals process. No further significant events occurred in 2013. We believe we have established appropriate tax accruals under US GAAP for these issues.

12. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30 follows:

(millions)	2013	2012	2011
Average shares outstanding—basic	132.1	132.7	132.7
Effect of dilutive securities:			
Stock options/RSUs/MTIP	1.5	1.6	1.6
Average shares outstanding—diluted	133.6	134.3	134.3

The following table sets forth the stock options and RSUs for the years ended November 30 which were not considered in our earnings per share calculation since they were antidilutive.

(millions)	2013	2012	2011
Antidilutive securities	0.6	0.3	0.5

13. CAPITAL STOCK

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) we have the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of our common stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

Holders of Common Stock Non-Voting will vote as a separate class on all matters on which they are entitled to vote. Holders of Common Stock Non-Voting are entitled to vote on reverse mergers and statutory share exchanges where our capital stock is converted into other securities or property, dissolution of the Company and the sale of substantially all of our assets, as well as forward mergers and consolidation of the Company.

14. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At November 30, 2013 and 2012, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

15. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, seasoning mixes, condiments and other flavorful products throughout the world. Our consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the "McCormick" brand and a variety of brands around the world, including "Lawry's", "Zatarain's", "Simply Asia", "Thai Kitchen", "Ducros", "Vahiné", "Schwartz", "Club House", "Kamis", "Koohinor" and "DaQiao". Our industrial segment sells to food manufacturers and the foodservice industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. With their primary attribute being flavor, we regard the products within each of our segments to be fairly homogenous. It is impracticable to segregate and identify sales and profits for each of these individual product lines.

We measure segment performance based on operating income excluding special charges and loss on voluntary pension settlement as these activities are managed separately from the business segments. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Therefore, asset-related information has been disclosed in the aggregate.

We have a large number of customers for our products. Sales to one of our consumer business customers, Wal-Mart Stores, Inc., accounted for 12% of consolidated sales in 2013 and 11% of consolidated sales in 2012 and 2011. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 11% of consolidated sales in 2013, 2012 and 2011.

Accounting policies for measuring segment operating income and assets are consistent with those described in note 1. Because of integrated manufacturing for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Inter-segment sales are not material. Corporate assets include cash, deferred taxes, investments and certain fixed assets.

Business Segment Results

(millions)	Consumer	Industrial	Total segments	Corporate & other	Total
2013					
Net sales	$2,538.0	$1,585.4	$4,123.4	—	$4,123.4
Operating income excluding special charges and loss on voluntary pension settlement	472.3	118.5	590.8	—	590.8
Income from unconsolidated operations	19.5	3.7	23.2	—	23.2
Goodwill	1,654.7	143.8	1,798.5	—	1,798.5
Assets	—	—	4,142.9	$306.8	4,449.7
Capital expenditures	—	—	84.2	15.7	99.9
Depreciation and amortization	—	—	74.8	31.2	106.0
2012					
Net sales	$2,415.3	$1,598.9	$4,014.2	—	$4,014.2
Operating income	456.1	122.2	578.3	—	578.3
Income from unconsolidated operations	17.3	4.2	21.5	—	21.5
Goodwill	1,551.0	144.3	1,695.3	—	1,695.3
Assets	—	—	3,912.2	$253.2	4,165.4
Capital expenditures	—	—	88.8	21.5	110.3
Depreciation and amortization	—	—	75.1	27.7	102.8
2011					
Net sales	$2,199.9	$1,497.7	$3,697.6	—	$3,697.6
Operating income	428.4	111.9	540.3	—	540.3
Income from unconsolidated operations	20.5	4.9	25.4	—	25.4
Goodwill	1,550.7	143.5	1,694.2	—	1,694.2
Assets	—	—	3,895.6	$192.2	4,087.8
Capital expenditures	—	—	74.8	21.9	96.7
Depreciation and amortization	—	—	76.2	22.1	98.3

A reconciliation of operating income excluding special charges and loss on voluntary pension settlement (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2013	
Operating income excluding special charges and loss on voluntary pension settlement	$590.8
Less: Special charges	25.0
Less: Loss on voluntary pension settlement	15.3
Operating income	$550.5

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	EMEA	Other countries	Total
2013				
Net sales	**$2,357.0**	**$883.4**	**$883.0**	**$4,123.4**
Long-lived assets	**1,275.7**	**989.2**	**443.6**	**2,708.5**
2012				
Net sales	$2,351.5	$860.5	$802.2	$4,014.2
Long-lived assets	1,291.5	956.6	318.0	2,566.1
2011				
Net sales	$2,220.8	$770.8	$706.0	$3,697.6
Long-lived assets	1,284.1	968.3	314.9	2,567.3

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

16. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2013	2012
Inventories		
Finished products	$ 304.6	$ 273.2
Raw materials and work-in-process	372.3	341.8
	$ 676.9	$ 615.0
Prepaid expenses	$ 37.7	$ 34.6
Other current assets	97.1	90.9
	$ 134.8	$ 125.5
Property, plant and equipment		
Land and improvements	$ 59.3	$ 43.0
Buildings	335.4	324.9
Machinery and equipment	661.3	638.1
Software	292.5	275.4
Construction-in-progress	59.2	51.7
Accumulated depreciation	(831.1)	(785.8)
	$ 576.6	$ 547.3
Investments and other assets		
Investments in affiliates	$ 160.6	$ 141.7
Long-term investments	103.4	86.1
Prepaid allowances	19.3	28.4
Other assets	87.7	57.7
	$ 371.0	$ 313.9
Other accrued liabilities		
Payroll and employee benefits	$ 120.4	$ 127.6
Sales allowances	124.5	118.0
Other	216.8	173.6
	$ 461.7	$ 419.2
Other long-term liabilities		
Pension	$ 101.0	$ 263.4
Postretirement benefits	88.2	105.5
Deferred taxes	139.3	56.8
Income taxes payable	53.0	41.3
Other	38.4	31.4
	$ 419.9	$ 498.4

(millions)	2013	2012	2011
Depreciation	$ 67.5	$ 63.6	$ 58.1
Software amortization	23.6	23.7	24.4
Interest paid	54.2	54.7	49.6
Income taxes paid	106.3	103.3	103.5

(millions)	2013	2012
Accumulated other comprehensive loss, net of tax where applicable		
Foreign currency translation adjustment	$ 165.7	$ 166.3
Unrealized loss on foreign currency exchange contracts	(0.3)	(1.6)
Unamortized value of settled interest rate swaps	2.0	(4.1)
Pension and other postretirement costs	(167.7)	(320.5)
	$ (0.3)	$(159.9)

Dividends paid per share were $1.36 in 2013, $1.24 in 2012 and $1.12 in 2011.

17. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2013				
Net sales	$934.4	$1,002.6	$1,016.4	$1,170.1
Gross profit	361.7	394.4	407.6	502.2
Operating income	112.0	116.0	148.4	174.1
Net income	76.0	78.6	104.4	129.9
Basic earnings per share	0.57	0.60	0.79	0.99
Diluted earnings per share	0.57	0.59	0.78	0.98
Dividends paid per share—Common Stock and Common Stock Non-Voting	0.34	0.34	0.34	0.34
Market price—Common Stock				
High	67.28	74.60	73.41	70.00
Low	61.03	68.08	66.85	63.29
Market price—Common Stock Non-Voting				
High	67.32	74.76	73.36	70.20
Low	61.23	68.39	67.09	64.07
2012				
Net sales	$906.7	$ 984.0	$ 977.7	$1,145.8
Gross profit	355.3	388.4	391.7	482.4
Operating income	112.5	121.3	144.2	200.2
Net income	74.5	80.4	104.4	148.5
Basic earnings per share	0.56	0.61	0.79	1.12
Diluted earnings per share	0.55	0.60	0.78	1.11
Dividends paid per share—Common Stock and Common Stock Non-Voting	0.31	0.31	0.31	0.31
Market price—Common Stock				
High	51.91	57.26	61.45	66.00
Low	48.52	50.57	55.08	61.01
Market price—Common Stock Non-Voting				
High	52.07	57.40	61.89	66.37
Low	48.54	50.43	55.18	61.20

Operating income for the fourth quarter of 2013 includes $25.0 million for special charges related to EMEA reorganization activities and $15.3 million for loss on voluntary pension settlement. The after tax impact of these two items is $29.2 million and the basic and diluted earnings per share impact is $0.22.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Management's report on our internal control over financial reporting and the report of our Independent Registered Public Accounting Firm on internal control over financial reporting are included in our 2013 financial statements in Item 8 of this Report under the captions entitled "Report of Management" and "Report of Independent Registered Public Accounting Firm." No change occurred in our "internal control over financial reporting" (as defined in Rule 13a-15(f)) during our last fiscal quarter which has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information responsive to this item is set forth in the sections titled "Corporate Governance," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2014 Proxy Statement, incorporated by reference herein, to be filed within 120 days after the end of our fiscal year.

In addition to the executive officers described in the 2014 Proxy Statement incorporated by reference in this Item 10 of this Report, the following individuals are also executive officers of McCormick: Paul C. Beard and Cecile K. Perich.

Mr. Beard is 59 years old and, during the last five years, has held the following positions with McCormick: September 2013 to present—Senior Vice President Finance; January 2011 to September 2013—President Asia Pacific Zone; April 2008 to December 2010—Senior Vice President Finance & Treasurer; March 2002 to April 2008—Vice President Finance.

Ms. Perich is 62 years old and, during the last five years, has held the following positions with McCormick: April 2010 to present—Senior Vice President—Human Relations; January 2007 to April 2010—Vice President—Human Relations.

We have adopted a code of ethics that applies to all employees, including our principal executive officer, principal financial officer, principal accounting officer and our Board of Directors. A copy of the code of ethics is available on our internet website at www.mccormickcorporation.com. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any material amendment to our code of ethics, and any waiver from a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions, by posting such information on our website at the internet website address set forth above.

ITEM 11. EXECUTIVE COMPENSATION

Information responsive to this item is incorporated herein by reference to the sections titled "Compensation of Directors," "Compensation Discussion and Analysis," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards," "Narrative to the Summary Compensation Table," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested in Last Fiscal Year," "Pension Benefits," "Non-Qualified Deferred Compensation," "Potential Payments Upon Termination or Change in Control," "Compensation Committee Interlocks and Insider Participation" and "Equity Compensation Plan Information" in the 2014 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information responsive to this item is incorporated herein by reference to the sections titled "Principal Stockholders," "Election of Directors" and "Equity Compensation Plan Information" in the 2014 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information responsive to this item is incorporated herein by reference to the section entitled "Corporate Governance" in the 2014 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information responsive to this item is incorporated herein by reference to the section titled "Report of Audit Committee and Fees of Independent Registered Public Accounting Firm" in the 2014 Proxy Statement.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

List of documents filed as part of this Report.

1. Consolidated Financial Statements

The Consolidated Financial Statements for McCormick & Company, Incorporated and related notes, together with the Report of Management, and the Report of Ernst & Young LLP dated January 29, 2014, are included herein in Part II, Item 8.

2. Consolidated Financial Statement Schedule

Supplemental Financial Schedule:

II—Valuation and Qualifying Accounts

Schedules other than that listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.

3. Exhibits required to be filed by Item 601 of Regulation S-K

The information called for by this item is incorporated herein by reference from the Exhibit Index included in this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, McCormick has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

McCORMICK & COMPANY, INCORPORATED

By:	/s/ ALAN D. WILSON Alan D. Wilson	Chairman, President & Chief Executive Officer	January 29, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of McCormick and in the capacities and on the dates indicated.

Principal Executive Officer:

By:	/s/ ALAN D. WILSON Alan D. Wilson	Chairman, President & Chief Executive Officer	January 29, 2014

Principal Financial Officer:

By:	/s/ GORDON M. STETZ, JR. Gordon M. Stetz, Jr.	Executive Vice President & Chief Financial Officer	January 29, 2014

Principal Accounting Officer:

By:	/s/ CHRISTINA M. MCMULLEN Christina M. McMullen	Vice President & Controller	January 29, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, being a majority of the Board of Directors of McCormick & Company, Incorporated, on the date indicated:

THE BOARD OF DIRECTORS:	DATE:
/s/ John P. Bilbrey John P. Bilbrey	January 29, 2014
/s/ J. Michael Fitzpatrick J. Michael Fitzpatrick	January 29, 2014
/s/ Freeman A. Hrabowski, III Freeman A. Hrabowski, III	January 29, 2014
/s/ Patricia Little Patricia Little	January 29, 2014
/s/ Michael D. Mangan Michael D. Mangan	January 29, 2014
/s/ Margaret M.V. Preston Margaret M.V. Preston	January 29, 2014
/s/ George A. Roche George A. Roche	January 29, 2014
/s/ Gordon M. Stetz, Jr. Gordon M. Stetz, Jr.	January 29, 2014
/s/ William E. Stevens William E. Stevens	January 29, 2014
/s/ Jacques Tapiero Jacques Tapiero	January 29, 2014
/s/ Alan D. Wilson Alan D. Wilson	January 29, 2014

Supplemental Financial Schedule II Consolidated

McCORMICK & COMPANY, INCORPORATED
VALUATION AND QUALIFYING ACCOUNTS
(IN MILLIONS)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Deducted from asset accounts:					
Year ended November 30, 2013:					
Allowance for doubtful receivables	$ 4.0	$1.5	$(0.1)	$ (1.3)	$ 4.1
Valuation allowance on net deferred tax assets	27.5	5.2	(1.6)	(9.9)	21.2
	$31.5	$6.7	$(1.7)	$(11.2)	$25.3
Deducted from asset accounts:					
Year ended November 30, 2012:					
Allowance for doubtful receivables	$ 4.5	$0.7	—	$ (1.2)	$ 4.0
Valuation allowance on net deferred tax assets	26.6	2.3	$ 0.8	(2.2)	27.5
	$31.1	$3.0	$ 0.8	$ (3.4)	$31.5
Deducted from asset accounts:					
Year ended November 30, 2011:					
Allowance for doubtful receivables	$ 2.9	$1.1	$ 1.7	$ (1.2)	$ 4.5
Valuation allowance on net deferred tax assets	22.9	5.2	0.9	(2.4)	26.6
	$25.8	$6.3	$ 2.6	$ (3.6)	$31.1

EXHIBIT INDEX

The following exhibits are attached or incorporated herein by reference:

		Exhibit Number	Description
(3)	(i)	Articles of Incorporation and By-Laws	
		Restatement of Charter of McCormick & Company, Incorporated dated April 16, 1990	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration No. 33-39582 as filed with the Securities and Exchange Commission on March 25, 1991.
		Articles of Amendment to Charter of McCormick & Company, Incorporated dated April 1, 1992	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration Statement No. 33-59842 as filed with the Securities and Exchange Commission on March 19, 1993.
		Articles of Amendment to Charter of McCormick & Company, Incorporated dated March 27, 2003	Incorporated by reference from Exhibit 4 of Registration Form S-8, Registration Statement No. 333-104084 as filed with the Securities and Exchange Commission on March 28, 2003.
	(ii)	By-Laws	
		By-Laws of McCormick & Company, Incorporated Amended and Restated on June 26, 2012	Incorporated by reference from Exhibit 3(ii) of McCormick's Form 10-Q for the quarter ended May 31, 2012, File No. 1-14920, as filed with the Securities and Exchange Commission on July 2, 2012.

(4) Instruments defining the rights of security holders, including indentures

(i) See Exhibit 3 (Restatement of Charter and By-Laws)

(ii) Summary of Certain Exchange Rights, incorporated by reference from Exhibit 4.1 of McCormick's Form 10-Q for the quarter ended August 31, 2001, File No. 0-748, as filed with the Securities and Exchange Commission on October 12, 2001.

(iii) Indenture dated December 5, 2000 between McCormick and SunTrust Bank, incorporated by reference from Exhibit 4(iii) of McCormick's Form 10-Q for the quarter ended August 31, 2003, File No. 1-14920, as filed with the Securities and Exchange Commission on October 14, 2003.

(iv) Indenture dated December 7, 2007 between McCormick and The Bank of New York, incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated December 4, 2007, File No. 0-748, as filed with the Securities and Exchange Commission on December 10, 2007.

(v) Indenture dated July 8, 2011 between McCormick and U.S. Bank National Association, incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated July 5, 2011, File No. 1-14920, as filed with the Securities and Exchange Commission on July 8, 2011.

(vi) Form of 5.20% notes due 2015, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated December 1, 2005, File No. 0-748, as filed with the Securities and Exchange Commission on December 6, 2005.

(vii) Form of 5.75% notes due 2017, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated December 4, 2007, File No. 0-748, as filed with the Securities and Exchange Commission on December 10, 2007.

(viii) Form of 5.25% notes due 2013 (issued pursuant to an Indenture between McCormick and The Bank of New York Mellon, formerly known as The Bank of New York, as trustee, a copy of which was filed with the Securities and Exchange Commission as Exhibit 4.1 to McCormick's Form 8-K on December 10, 2007, File No. 0-748), incorporated by reference from Exhibit 4.1 of McCormick's Form 8-K dated September 3, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on September 4, 2008.

(ix) Form of 3.90% notes due 2021, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated July 5, 2011, File No. 1-14920, as filed with the Securities and Exchange Commission on July 8, 2011.

(x) Form of 3.50% notes due 2023, incorporated by reference from Exhibit 4.2 of McCormick's Form 8-K dated August 14, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on August 19, 2013.

(10) Material contracts

(i) McCormick's supplemental pension plan for certain senior and executive officers, amended and restated with an effective date of January 1, 2005, adopted by the Compensation Committee of the Board of Directors on November 28, 2008, which agreement is incorporated by reference from Exhibit 10(i) of McCormick's 10-K for the fiscal year ended November 30, 2009, File No. 1-14920, as filed with the Securities and Exchange Commission on January 28, 2010.*

(ii) The 2001 Stock Option Plan, in which officers and certain other management employees participate, is set forth on pages 33 through 36 of McCormick's definitive Proxy Statement dated February 15, 2001, File No. 1-14920, as filed with the Securities and Exchange Commission on February 14, 2001, and incorporated by reference herein.*

Exhibit Number		Description
	(iii)	2004 Long-Term Incentive Plan, in which officers and certain other management employees participate, is set forth in Exhibit A of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*
	(iv)	2004 Directors' Non-Qualified Stock Option Plan, provided to members of McCormick's Board of Directors who are not also employees of McCormick, is set forth in Exhibit B of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*
	(v)	Directors' Share Ownership Program, provided to members of McCormick's Board of Directors who are not also employees of McCormick, is set forth on page 28 of McCormick's definitive Proxy Statement dated February 17, 2004, File No. 1-14920, as filed with the Securities and Exchange Commission on February 17, 2004, and incorporated by reference herein.*
	(vi)	Deferred Compensation Plan, as restated on January 1, 2000, and amended on August 29, 2000, September 5, 2000 and May 16, 2003, in which directors, officers and certain other management employees participate, a copy of which Plan document and amendments was attached as Exhibit 10(viii) of McCormick's Form 10-Q for the quarter ended August 31, 2003, File No. 1-14920, as filed with the Securities and Exchange Commission on October 14, 2003, and incorporated by reference herein.*
	(vii)	2005 Deferred Compensation Plan, amended and restated with an effective date of January 1, 2005, in which directors, officers and certain other management employees participate, which agreement is incorporated by reference from Exhibit 4.1 of McCormick's Form S-8, Registration No. 333-155775, as filed with the Securities and Exchange Commission on November 28, 2008.*
	(viii)	The 2007 Omnibus Incentive Plan, in which directors, officers and certain other management employees participate, is set forth in Exhibit A of McCormick's definitive Proxy Statement dated February 20, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on February 20, 2008, and incorporated by reference herein, as amended by Amendment No. 1 thereto, which Amendment is incorporated by reference from Exhibit 10(xi) of McCormick's 10-K for the fiscal year ended November 30, 2008, File No. 1-14920, as filed with the Securities and Exchange Commission on January 28, 2009.*
	(ix)	The 2013 Omnibus Incentive Plan, in which directors, officers and certain other management employees participate, is incorporated by reference from Exhibit 4.1 of McCormick's Form S-8, Registration No. 333-187703, as filed with the Securities and Exchange Commission on April 3, 2013.*
	(x)	Form of Mid-Term Incentive Program Agreement, incorporated by reference from Exhibit 10(x) of McCormick's Form 10-Q for the quarter ended May 31, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on June 28, 2013.
	(xi)	Form of Restricted Stock Units Agreement, incorporated by reference from Exhibit 10(xi) of McCormick's Form 10-Q for the quarter ended May 31, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on June 28, 2013.
	(xii)	Form of Restricted Stock Units Agreement for Directors, incorporated by reference from Exhibit 10(xi) of McCormick's Form 10-Q for the quarter ended May 31, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on June 28, 2013.
	(xiii)	Form of Non-Qualified Stock Option Agreement, incorporated by reference from Exhibit 10(xiii) of McCormick's Form 10-Q for the quarter ended May 31, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on June 28, 2013.
	(xiv)	Form of Non-Qualified Stock Option Agreement for Directors, incorporated by reference from Exhibit 10(xiv) of McCormick's Form 10-Q for the quarter ended May 31, 2013, File No. 1-14920, as filed with the Securities and Exchange Commission on June 28, 2013.
(21)		Subsidiaries of McCormick — Filed herewith
(23)		Consents of experts and counsel — Filed herewith
(31)		Rule 13a-14(a)/15d-14(a) Certifications — Filed herewith
(32)		Section 1350 Certifications — Filed herewith
(101)		The following financial information from the Annual Report on Form 10-K of McCormick for the year ended November 30, 2013, furnished electronically herewith, and formatted in XBRL (Extensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets; (ii) Condensed Consolidated Statements of Income; (iii) Condensed Consolidated Statement of Stockholders' Equity and Comprehensive Income; (iv) Condensed Consolidated Statements of Cash Flows; and (v) Notes to the Condensed Consolidated Financial Statements.

* Management contract or compensatory plan or arrangement.

McCormick hereby undertakes to furnish to the Securities and Exchange Commission, upon its request, copies of additional instruments of McCormick with respect to long-term debt that involve an amount of securities that do not exceed 10 percent of the total assets of McCormick and its subsidiaries on a consolidated basis, pursuant to Regulation S-K, Item 601(b)(4)(iii)(A).

END OF ANNUAL REPORT

ON FORM 10-K

INVESTOR INFORMATION

World Headquarters
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301
www.mccormickcorporation.com

Stock Listing
New York Stock Exchange
Symbol: MKC

Anticipated Dividend Dates—2014

Record Date	Payment Date
4/07/14	4/21/14
7/07/14	7/21/14
10/13/14	10/27/14
12/31/14	1/14/15

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm
Ernst & Young LLP
621 East Pratt Street
Baltimore, MD 21202

Investor Inquiries
Our investor website, ir.mccormick.com, contains our annual reports, Securities & Exchange Commission (SEC) filings, press releases, webcasts, corporate governance principles and other information.

To obtain **without cost** a copy of the annual report filed with the SEC on Form 10-K or for general questions about McCormick or the information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, investor website or telephone:

Report ordering:
Proxy materials: (800) 579-1639
Other materials: (800) 424-5855, (410) 771-7537
or ir.mccormick.com

Investor and securities analysts' inquiries:
(410) 771-7244

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)
We offer an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting our transfer agent.

Registered Shareholder Inquiries
For questions on your account, statements, dividend payments, reinvestment and direct deposit, and for address changes, lost certificates, stock transfers, ownership changes or other administrative matters, contact our transfer agent.

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120-4100
(877) 778-6784 or (651) 450-4064
www.shareowneronline.com

Annual Meeting
The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 26, 2014, at **Martin's Valley Mansion, 594 Cranbrook Road, Hunt Valley, MD 21030.**

Electronic Delivery of Annual Report and Proxy Statement
If you would like to receive next year's annual report and proxy statement electronically, you may enroll on the website below:
http://enroll.icsdelivery.com/mkc

Trademarks
Use of ® or ™ in this annual report indicates trademarks including those owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.



Corporate Social Responsibility

At McCormick, we are growing our business globally while driving positive change to the environment, within our communities, and for our employees.

As a global flavor company, we are sensitive to the issues facing the world at large, our nation and the local communities where we live and work. Since our earliest days as a company, we have held a strong commitment to the communities we are a part of and the planet as a whole.

We are now increasingly focused on the alignment of our corporate social responsibility (CSR) efforts with our business objectives and strategy recognizing that these efforts are integrally tied to our business success. From our philanthropic work to the way we run our business, we are committed to protecting the environment and supporting our communities across the globe.


McCORMICK
Sharing Our Passion for Flavor

OUR CSR GOALS FOR 2018

Power of People™
Empowering People and Improving Communities

Goals:
- Promote an inclusive environment globally.
- Exceed best-in-class employee engagement levels.
- Identify baseline global employee volunteer hours by 2014. Global employee volunteer hours will equal or exceed 100,000 hours per year.

Taste You Trust™
Investing in Quality, Sustainable Agriculture

Goals:
- Create a more sustainable product supply chain from farm to finished product.
- 50% funding increase for farming community programs to include completing and sustaining farming projects assisting local farmers in improving their quality of life and livelihoods.

Inspiring Healthy Choices
Providing Healthy Flavor Solutions

Goals:
- Launch the McCormick employee Eating Well program globally.
- 20% increase in global marketing investment aimed at educating consumers and industry leaders on the role of flavor in healthier eating.

Delivering High Performance
Improving Operational Impact and Efficiencies

Goals:*
- 25% reduction in bottle packaging weight using sustainable methods.
- Reduce electricity use by 20%.
- Reduce water use by 20%.
- Reduce solid waste by 50%.
- Reduce greenhouse gases by 10%.

**adjusted for product mix effects and production volume.*

For more information, visit www.mccormickcorporation.com or write responsibility@mccormick.com.


Vahiné Sucre Vanilliné
Kamis Czosnek
Grill Mates Brown Sugar Bourbon
OLD BAY Seasoning
Schwartz Cajun
Club House
Ducros Paprika de Hongrie
Stick Cinnam
Schwartz Medium Curry Powder
Slow Cookers
Kitchen Basics
Brown Gravy
Black
Schwartz Chilli con Carne
smoked paprika paprika fumé
Lawry's Taco
McCormick Ground Cinnamon
McCormick Gourmet Oregano Leaves
Aroma-Mühle Le Moulin
Schwartz Black Pepper Cracked
Thai Kitchen
Keen's Curry
Ducros Safran du Levant
Kohinoor
Margão Canela
Schwartz Shepherd's Pie
Ducros Poivre Noir
OLD BAY Seasoning
Perfect Pinch Bayou Cajun
Schwartz Mixed Herbs
Pure Lemon Extract
Pure Vanilla Extract
McCormick Basil
Zatarain's Creole Mustard
Galeo Total Seasoning
Grill Mates Backyard Brew
Spinach Dip
Ajo Molido
Margão PiriPiri
Sloppy Joes
Thai Kitchen
Grill Mates Montreal Steak
Vahiné Amandes en poudre
Schwartz Sausage Casserole
Zatarain's Crab Boil
Schwartz Cinnamon Ground
Pure Almond Extract
Perfect Pinch
Schwartz Spaghetti Bolognese
Pure Ground Black Pepper

McCormick & Company, Incorporated
18 Loveton Circle, Sparks, Maryland 21152-6000 U.S.A. 410-771-7301 www.mccormickcorporation.com

McCORMICK